UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 10, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Management’s discussion and analysis
Consolidated Financial Statements
Notes
Quarterly summary
Supervisory Board and Managing Board changes
Financial calendar
Signatures
Introduction
     Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For fiscal year end 2006, our primary financial reporting was still under United States Generally Accepted Accounting Principles (U.S. GAAP). In addition, we published our first IFRS Consolidated Financial Statements as supplemental information in December 2006. We generally prepare the Interim Report as an update of our Annual Report, with a focus on the current period. The supplemental IFRS Consolidated Financial Statements serve as a basis for our primary IFRS reporting beginning with the first quarter of fiscal 2007 and as such, the Interim Report should be read in conjunction with these IFRS Consolidated Financial Statements and our Annual Report.

Key figures (1)

	3rd quarter (2)		first nine months (3)
(in millions of €, except where otherwise stated)	2007	2006	2007	2006
Income from continuing operations	716	1,341	2,826	2,845
Income from discontinued operations, net of income taxes	1,349	3	1,286	361
Net income	2,065	1,344	4,112	3,206
attributable to:
Minority interest	39	49	151	152
Shareholders of Siemens AG	2,026	1,295	3,961	3,054

Basic earnings per share (4)
(in euros)
Income from continuing operations	0.75	1.45	3.01	3.04
Net income	2.25	1.45	4.43	3.43
Diluted earnings per share (4)
(in euros)
Income from continuing operations	0.74	1.11	2.91	3.03
Net income	2.18	1.11	4.26	3.39

Free cash flow (5)(6)	908	850	3,258	958

Group profit from Operations (6)	1,504	1,231	5,099	3,622

New orders (6)	22,147	19,656	70,198	64,852

Revenue (6)	20,176	18,689	59,870	55,489

	June 30, 2007		September 30, 2006
	Continuing		Continuing
	operations	Total (7)	operations	Total (7)
Employees (in thousands)	445	461	424	475
Germany	145	151	143	161
International	300	310	281	314
(1)	Unaudited, focused on continuing operations. Discontinued operations consist of carrier networks, enterprise networks and mobile devices activities.

(2)	April 1 — June 30, 2007 and 2006, respectively.

(3)	October 1, 2006 and 2005 — June 30, 2007 and 2006, respectively.

(4)	Earnings per share — attributable to shareholders of Siemens AG.

(5)	Free cash flow represents net cash provided by operating activities less additions to intangible assets and property, plant and equipment, which are presented on the table “Segment information.”

(6)	Continuing operations.

(7)	Continuing and discontinued operations.
Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Management’s discussion and analysis
Overview of financial results for the third quarter of fiscal 2007
•	Orders were €22.147 billion, a 13% increase compared to the third quarter a year earlier, and revenue rose 8% year-over-year, to €20.176 billion.

•	Group profit from Operations for the quarter climbed 22% year-over-year, to €1.504 billion, despite negative equity investment income of €371 million related to Nokia Siemens Networks (NSN).

•	Income from continuing operations was €716 million, including the negative equity investment income related to NSN. For comparison, income from continuing operations of €1.341 billion in the third quarter a year earlier benefited from a substantial, non-recurring positive effect at Corporate Treasury.

•	Net income was €2.065 billion and basic earnings per share were €2.25, compared to €1.344 billion and €1.45, respectively, in the third quarter a year earlier. Discontinued operations contributed €1.349 billion to net income in the current quarter, primarily due to a gain resulting from the transfer of assets into NSN.

•	On a continuing basis, Free cash flow in the third quarter increased to €908 million compared to €850 million in the prior-year period, despite payment of €419 million related to a previously disclosed European Commission antitrust investigation.
     Siemens’ third quarter demonstrates that the Company is on track, and we believe that Siemens is off to a good start on the new Fit for 2010 program, which includes ambitious new targets for profitability, cash, and return on capital employed as well as leadership in corporate responsibility.
     In the third quarter, ended June 30, 2007, Siemens’ net income rose to €2.065 billion, an increase of 54% compared to €1.344 billion in the third quarter a year earlier. Basic earnings per share (EPS) rose to €2.25 from €1.45 in the prior-year quarter, and diluted EPS increased to €2.18 from €1.11 a year earlier. Discontinued operations contributed €1.349 billion to net income in the third quarter, compared to €3 million a year earlier. The difference is due primarily to a preliminary pre-tax non-cash gain of €1.702 billion generated by the transfer of our carrier-related businesses into a new entity, NSN, which began operations in the third quarter. This gain was partially offset by an impairment of the enterprise networks business, in the pre-tax amount of €355 million. Net income for the current period includes €125 million in expenses for outside advisors in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
     In the third quarter, income from continuing operations was €716 million compared to €1.341 billion a year earlier. While the current period was burdened with negative equity investment income of €371 million associated with NSN, the prior-year period benefited from a pre-tax €429 million positive effect at Corporate Treasury related to a convertible bond. Basic earnings per share on a continuing basis were €0.75 compared to €1.45 in the prior-year quarter, and diluted earnings per share were €0.74 compared to €1.11 a year earlier.
     Group profit from Operations was also adversely affected by the negative equity earnings related to NSN, yet still rose 22% year-over-year, to €1.504 billion. Every Group in Operations increased its Group profit compared to the third quarter a year earlier, with most Groups delivering strong double-digit profit growth.

Leading earnings contributors included Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV), Power Transmission and Distribution (PTD), and Osram.
     The other two components of Siemens, Financing and Real Estate and Corporate Treasury activities, contributed €183 million in income before income tax in the third quarter compared to €563 million a year earlier. The change year-over-year was due primarily to the €429 million convertible bond effect, which raised Corporate Treasury earnings to €528 million in the prior-year period. In the current period, Corporate Treasury activities earned €57 million. Financing and Real Estate generated earnings of €126 million, up from €35 million in the prior-year period.
     In a favorable macroeconomic environment, third-quarter orders increased 13%, to €22.147 billion, and revenue of €20.176 billion was up 8% compared to the prior-year quarter. Excluding currency translation and portfolio effects, third-quarter orders rose 12% and revenue was up 7%. A majority of Groups in Operations increased both orders and revenue year-over-year, with particularly strong growth at A&D, Med, PTD and PG. On a regional basis, Asia-Pacific and Europe outside Germany posted double-digit growth in both orders and revenue compared to the prior-year period.
     Free cash flow from continuing operations for the third quarter was €908 million, up from €850 million in the same quarter a year earlier. The current period was adversely affected by a €419 million payment related to a European Commission investigation of past anti-competitive behavior by providers of gas-isolated switchgear. In contrast, the prior-year period benefited from significant higher cash inflows at Corporate Treasury from foreign currency derivatives.

Results of Siemens
Results of Siemens — Third quarter of fiscal 2007 compared to third quarter of fiscal 2006
     The following discussion presents selected information for Siemens for the third quarter:

	Three months ended June 30, 2007
	New Orders			Revenue
		% Change			% Change
	Location of	vs. previous year		Location of	vs. previous year
(€ in millions)	customer	Actual	Adjusted*	customer	Actual	Adjusted**
Germany	3,488	0%	(3)%	3,589	0%	(3)%
Europe (other than Germany)	6,558	14%	11%	6,226	11%	8%
Americas	6,275	10%	13%	5,468	4%	7%
Asia-Pacific	3,762	43%	40%	3,140	19%	17%
Africa, Middle East, C.I.S.***	2,064	(2)%	0%	1,753	11%	12%

Siemens	22,147	13%	12%	20,176	8%	7%

*	Excluding currency translation and portfolio effects. Currency translation effects were: Americas (6)%, Asia-Pacific (1)%, Africa, Middle East, C.I.S. (3)% and for Siemens (2)%. The remaining difference results from portfolio effects.

**	Excluding currency translation and portfolio effects. Currency translation effects were: Americas (6)%, Asia-Pacific (1)%, Africa Middle East, C.I.S. (3)% and for Siemens (2)%. The remaining difference results from portfolio effects.

***	Commonwealth of Independent States.
     Revenue in the third quarter of fiscal 2007 was €20.176 billion, an 8% increase from €18.689 billion in the prior-year period. Orders were €22.147 billion, 13% higher than €19.656 billion a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue climbed 7% and orders rose 12%.
     International revenue was up 10% and international orders for the third quarter increased 15% year-over-year, to €16.587 billion and €18.659 billion, respectively. In Germany, revenue and orders of €3.589 billion and €3.488 billion, respectively, were level with third quarter a year earlier. Within international results, Asia-Pacific was the leading contributor to growth. Revenue rose 19% compared to the third quarter a year earlier, to €3.140 billion, and orders rose 43% year-over-year, to €3.762 billion. Both China and India generated high double-digit growth in revenue and orders compared to the prior-year period. Europe (other than Germany) was also a strong contributor to growth, with third-quarter revenue rising 11%, to €6.226 billion, and orders climbing 14% year-over-year, to €6.558 billion. In the Americas, revenue of €5.468 billion and orders of €6.275 billion were 4% and 10% higher, respectively, than in the third quarter a year ago. Excluding currency translation and portfolio effects, revenue and orders in this region were up 7% and 13%. The region comprising Africa, Middle East, and the Commonwealth of Independent States (C.I.S.) contributed €1.753 billion to revenue in the third quarter, an 11% increase year-over-year. Order volume was higher than revenue, at €2.064 billion but came in 2% lower than the prior-year level which included a higher number of large orders.

	Three months ended
	June 30,
(€ in millions)	2007	2006
Gross profit	5,600	4,774
as percentage of revenue	27.8%	25.5%
     Gross profit for the third quarter increased 17% year-over-year to €5.600 billion, rising faster than revenue. Almost all Groups increased their gross profit, led by Med and A&D. The gross profit margin climbed to 27.8% in the third quarter compared to 25.5% a year earlier.

	Three months ended
	June 30,
(€ in millions)	2007	2006
Research and development expenses	(995)	(848)
as percentage of revenue	4.9%	4.5%
Marketing, selling and general administrative expenses	(3,226)	(2,988)
as percentage of revenue	16.0%	16.0%
Other operating income	197	108
Other operating expense	(218)	(94)
Income (loss) from investments accounted for using the equity method, net	(207)	129
Financial income (expense), net	(59)	603
     Research and development (R&D) expense rose to €995 million from €848 million in the third quarter a year earlier. As revenue between the two periods increased, R&D expenses as percentage of revenue grew only slightly to 4.9% from 4.5% a year ago. Marketing, selling and general administrative expenses rose to €3.226 billion, as Med and A&D made major acquisitions between the periods under review while Siemens IT Solutions and Services (SIS) substantially reduced its Marketing, selling and general administrative expenses year-over-year. As percentage of revenue, Marketing, selling and general administrative expenses remained unchanged year-over-year at 16.0%. Other operating income increased to €197 million from €108 million, mainly due to higher earnings from disposals of businesses and sales of real estate. Other operating expense increased to €218 million from €94 million in the third quarter of the prior year, due primarily to expenses related to legal and regulatory matters and €31 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ).
     Income (loss) from investments accounted for using the equity method, net was a negative €207 million in the third quarter of fiscal 2007 compared to a positive €129 million in the prior-year period. The change year-over-year is primarily due to €371 million in negative equity investment income related to NSN. Financial income, net was a negative €59 million, including higher interest expense related primarily to bonds issued between the periods under review. Financial income, net in the prior-year period was a positive €603 million, benefiting from a €429 million positive effect related to mark-to-market valuation of a cash settlement option associated with the €2.5 billion convertible bond issued in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects.

	Three months ended
	June 30,
(€ in millions)	2007	2006
Income from continuing operations before income taxes	1,092	1,684
Income taxes	(376)	(343)
as percentage of income from continuing operations before income taxes	34%	20%
Income from continuing operations	716	1,341
Income from discontinued operations, net of income taxes	1,349	3
Net income	2,065	1,344
Net income attributable to Minority interest	39	49
Net income attributable to shareholders of Siemens AG	2,026	1,295
     Income from continuing operations before income taxes was €1.092 billion compared to €1.684 billion in the third quarter a year ago. The change year-over-year is due primarily to the negative effect in the current year noted above in Income (loss) from investments accounted for using the equity method, net and the positive effect noted above for the prior year in financial income (expense), net. Despite lower pre-tax income from continuing operations, income taxes were higher in the current quarter mainly due to the negative swing in Income (loss) from investments accounted for using the equity method, net and non-taxable earnings in the prior-year period. In combination with the effects noted above, this resulted in significantly lower income from continuing operations compared to the prior-year period.
     Discontinued operations contributed income, net of income taxes of €1.349 billion. This result was due to a €1.702 billion preliminary pre-tax non-cash gain associated with the transfer of Siemens’ carrier-related assets into NSN, partially offset by a €355 million impairment relating to the enterprise networks business. A year earlier, discontinued operations earned income, net of income taxes of €3 million in the third quarter. Net income of €2.065 billion in the current quarter was 54% higher than in the third quarter a year earlier, and net income attributable to shareholders of Siemens AG was €2.026 billion, up 56% compared to the prior-year period.

Results of Siemens — First nine months of fiscal 2007 compared to first nine months of fiscal 2006
     The following discussion presents selected information for Siemens for the first nine months:

	Nine months ended June 30, 2007
	New Orders			Revenue
		% Change			% Change
	Location of	vs. previous year		Location of	vs. previous year
(€ in millions)	customer	Actual	Adjusted*	customer	Actual	Adjusted**
Germany	12,185	4%	4%	11,349	3%	3%
Europe (other than Germany)	22,469	14%	13%	18,959	10%	9%
Americas	18,991	12%	18%	15,792	3%	8%
Asia-Pacific	10,250	6%	9%	8,729	14%	17%
Africa, Middle East, C.I.S.***	6,303	(8)%	(6)%	5,041	18%	20%

Siemens	70,198	8%	10%	59,870	8%	10%

*	Excluding currency translation and portfolio effects. Currency translation effects were: Americas (9)%, Asia-Pacific (4)%, Africa, Middle East, C.I.S. (3)% and for Siemens (3)%. The remaining difference results from portfolio effects.

**	Excluding currency translation and portfolio effects. Currency translation effects were: Americas (8)%, Asia-Pacific (4)%, Africa Middle East, C.I.S. (4)% and for Siemens (3)%. The remaining difference results from portfolio effects.

***	Commonwealth of Independent States.
     In the first nine months of fiscal 2007, revenue and orders both climbed 8% compared to the same period a year earlier. Revenue rose to €59.870 billion from €55.489 billion, and orders increased to €70.198 billion from €64.852 a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue and orders both rose 10%.
     International revenue and orders for the first nine months were both up 9% year-over-year, at €48.521 billion and €58.013 billion, respectively. In Germany, revenue for the first nine months rose 3%, to €11.349 billion, and orders increased 4%, to €12.185 billion. On a regional basis, Europe other than Germany was the strongest contributor to international volume growth, with revenue rising 10%, to €18.959 billion, and orders climbing 14%, to €22.469 billion. Both revenue and orders grew in the Americas as well, where revenue for the first nine months was €15.792 billion, up 3% compared to the prior-year period, and orders of €18.991 billion were 12% higher year-over-year. On an organic basis, revenue rose 8% in this region and orders climbed 18%. Within the region, the U.S. showed a similar pattern. Revenue rose 1% to €12.279 billion and orders increased 6% to €13.836 billion. Organic growth in the U.S. for the nine-month period included a 7% increase in revenue and 13% rise in orders.
     Revenue in Asia-Pacific for the first nine months grew 14%, to €8.729 billion, and orders of €10.250 billion grew 6% compared to the prior-year period. Both periods included a similar level of major orders. Within Asia-Pacific, revenue in China rose 10%, to €3.193 billion for the first nine months, while orders of €3.742 billion came in 2% lower than a year earlier due in part to currency translation effects. The Africa, Middle East, C.I.S. region showed a similar development. Though nine-month orders of €6.303 billion were well above nine-month revenue of €5.041 billion, orders were 8% lower than a year earlier and revenue was 18% higher.

	Nine months ended
	June 30,
(€ in millions)	2007	2006
Gross profit	16,066	14,072
as percentage of revenue	26.8%	25.4%
     Gross profit for the first nine months rose to €16.066 billion from €14.072 billion in the same period a year earlier. This represents 14% growth year-over, clearly exceeding revenue growth of 8% on a nine-month basis. Most Groups increased their gross profit. Gross profit margin for the first nine months of fiscal 2007 rose year-over-year as well, to 26.8% from 25.4%.

	Nine months ended
	June 30,
(€ in millions)	2007	2006
Research and development expenses	(2,650)	(2,496)
as percentage of revenue	4.4%	4.5%
Marketing, selling and general administrative expenses	(9,177)	(9,098)
as percentage of revenue	15.3%	16.4%
Other operating income	537	502
Other operating expense	(880)	(163)
Income from investments accounted for using the equity method, net	143	468
Financial income (expense), net	(50)	304
     Research and development expenses increased nominally year-over-year but declined slightly as a percentage of revenue due to more rapid business growth. Marketing, selling and general administrative expenses increased modestly on a nine-month basis but declined as a percent of revenue to 15.3%, partly due to a positive development at SIS, reflecting an improved cost position and substantial severance charges in the prior year. Other operating income was higher in the current period, benefiting from a gain on the sale of a locomotive leasing business at Transportation Systems (TS) and gains on disposals of other businesses. A year earlier, other operating income included a positive effect from the settlement of an arbitration proceeding. A number of factors led to the substantial increase in other operating expense in the first nine months compared to the prior year. Most important among these were expenses related to legal and regulatory matters, including the previously disclosed European Commission penalty of €423 million mentioned above. Other operating expense also includes €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ and a €52 million goodwill impairment at a regional payphone unit. Nine-month income from investments accounted for using the equity method, net declined year-over-year to €143 million, mainly due to negative equity investment income of €371 million related to NSN. Financial income (expense), net for the first nine months of fiscal 2007 was a negative €50 million compared to a positive €304 million, including a €143 million negative impact at Corporate Treasury from the convertible bond cash settlement option mentioned above. This negative turn is primarily due to higher interest expense associated with bonds issued between the periods under review and lower income from available-for-sale financial assets.

	Nine months ended
	June 30,
(€ in millions)	2007	2006
Income from continuing operations before income taxes	3,989	3,589
Income taxes	(1,163)	(744)
as percentage of income from continuing operations before income taxes	29%	21%
Income from continuing operations	2,826	2,845
Income from discontinued operations, net of income taxes	1,286	361
Net income	4,112	3,206
Net income attributable to Minority interest	151	152
Net income attributable to Shareholders of Siemens AG	3,961	3,054
     For the first nine months of fiscal 2007, income from continuing operations before income taxes was €3.989 billion. The primary factor in the 11% increase compared to the prior-year period was the 14% increase in Gross profit. The change year-over-year was positively influenced by developments at SIS, where €396 million in severance charges resulted in a significant loss for the prior-year period but helped the Group return to profitability in the first nine months of fiscal 2007. The current year was negatively affected by the €143 million net impact from the convertible bond cash settlement option. The income tax rate for the first nine months increased from 21% a year earlier to 29%, due primarily to the €423 million penalty mentioned above, which was not tax-deductible as well as higher earnings in Germany and the decrease of Income from investments accounted for using the equity method, net. As a result, income from continuing operations in the nine months of €2.826 billion was slightly below the level a year earlier.
     Discontinued operations, net of income taxes increased to €1.286 billion in the first nine months, compared to income of €361 million in the same period of the prior year due to the €1.702 billion preliminary pre-tax non-cash gain associated with the transfer of carrier-related assets into NSN, partially offset by impairments totaling €503 million. The prior-year period benefited from a €356 million gain on the sale of shares in Juniper Networks, Inc. (Juniper), partially offset by €198 million in severance charges. Net income for the first nine months rose 28% year-over-year, to €4.112 billion. Net income attributable to shareholders of Siemens AG rose 30% year-over-year, to €3.961 billion.

Portfolio activities
     On January 2, 2007, Siemens completed the acquisition of the diagnostics division of Bayer. The acquisition which was consolidated as of January 2007, will be integrated into Med together with the recently acquired Diagnostic Products Corporation (DPC). The Bayer diagnostics division will enable Siemens to expand its position in the growing molecular diagnostics market. The estimated purchase price, payable in cash, amounts to €4.5 billion (including €185 million cash acquired). The Company has not yet finalized the purchase price allocation.
     On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS, which was consolidated as of May 2007, will be integrated into A&D. The acquisition will enable Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The estimated purchase price, including the assumption of debt, amounts to €2.7 billion (including €75 million cash acquired). The company has not yet finalized the purchase price allocation.
     In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into NSN, in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. In the third quarter of fiscal 2007, the transaction resulted in a preliminary pre-tax non-cash gain of €1.702 billion which is included in discontinued operations. Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007 reports its equity interest in NSN in Investments accounted for using the equity method and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net.
     For further information on our acquisitions and dispositions, see “Subsequent events” and “Notes to Consolidated Financial Statements.”

Segment information analysis
Operations
Information and Communications
Siemens IT Solutions and Services (SIS)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	66	(92)			172	(501)
Group profit margin	5.3%	(7.6)%			4.4%	(11.7)%

Revenue	1,257	1,218	3%	5%	3,922	4,269	(8)%	6%
New orders	1,094	1,189	(8)%	(6)%	3,561	4,308	(17)%	(2)%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (1)% on revenue and orders.

**	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (13)% and (14)% on revenue and orders, respectively.
     Beginning in the third quarter, SIS combines the former Siemens Business Services (SBS) Group with certain other IT activities within Siemens. Results for SIS are stated on a retroactive basis, to provide a meaningful comparison with prior periods.
     Group profit at SIS was €66 million in the third quarter. The Group benefited from an improved cost structure, in part due to prior-year severance programs. The third quarter a year ago included severance charges as well as negative effects related to divestment of the Group’s Product Related Services (PRS) division at the beginning of the third quarter of fiscal 2006. Revenue for the current period rose 3% year-over-year to €1.257 billion, while orders of €1.094 billion came in below the prior-year level which included a higher number of major orders.
     For the first nine months of fiscal 2007, Group profit at SIS was €172 million. The change year-over-year was due primarily to €396 million in severance charges in the first nine months a year earlier, as well as the adverse effects from the PRS divestment. The severance charges contributed to a significant loss for the prior-year period but helped the Group to return to profitability in the current period. Nine-month revenue and orders came in lower compared to a year earlier due primarily to the PRS divestment between the periods under review. On an adjusted basis, revenue rose year-over-year, while selective order intake held orders 2% below the prior-year level.
Automation and Control
Automation and Drives (A&D)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	507	404	25%		1,483	1,148	29%
Group profit margin	13.1%	12.4%			13.5%	12.2%

Revenue	3,885	3,259	19%	16%	10,986	9,432	16%	17%
New orders	4,270	3,590	19%	16%	12,443	10,792	15%	16%

*	Excluding currency translation effects of (2)% and (1) on revenue and orders, respectively, and portfolio effects of 5% and 4% on revenue and orders, respectively.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 2% on revenue and orders.
     A&D continued on pace for record earnings in fiscal 2007, as third-quarter Group profit climbed 25% to €507 million, despite expenses related to the acquisition of lifecycle software provider UGS Corp. Third-quarter revenue and orders each rose 19% year-over-year, to €3.885 billion and €4.270 billion, respectively. Order growth was particularly strong in Asia-Pacific and Europe including Germany. A&D expects additional expenses related to the acquisition in the coming quarters.

     In the first nine months of fiscal 2007, A&D delivered €1.483 billion in Group profit, a 29% increase compared to the same period a year earlier. A&D’s largest divisions all increased their earnings, revenue and orders for the first nine months compared to the same period a year earlier. Growth was also well distributed geographically, as A&D posted double-digit growth in all major regions of the world.
Industrial Solutions and Services (I&S)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	95	76	25%		285	221	29%
Group profit margin	4.4%	3.4%			4.5%	3.5%

Revenue	2,149	2,232	(4)%	(3)%	6,394	6,342	1%	3%
New orders	2,502	1,744	43%	46%	7,993	6,896	16%	18%

*	Excluding currency translation effects of (2)% and (4)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
     Third-quarter Group profit at I&S rose 25% year-over-year, to €95 million, particularly on higher earnings and margins in the Industrial Services division. Third-quarter revenue was €2.149 billion compared to €2.232 billion a year earlier. I&S won large new contracts at most of its divisions, taking third-quarter orders up 43% year-over-year, to €2.502 billion.
     Nine-month Group profit at I&S of €285 million was up 29% compared to the same period a year earlier. Most of the Group’s divisions increased their earnings year-over-year, with the strongest contributions coming from Industrial Services. Growth was broad-based within I&S, as its largest divisions posted increases in revenue and orders compared to the first nine months a year earlier. Overall, revenue rose 1% and orders grew 16%. On a geographic basis, the Group’s volume growth was highlighted by solid increases in revenue and orders in Europe and double-digit order growth in the Americas and Asia-Pacific.
Siemens Building Technologies (SBT)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	80	36	122%		252	146	73%
Group profit margin	6.9%	3.2%			6.8%	4.3%

Revenue	1,161	1,122	3%	8%	3,709	3,393	9%	12%
New orders	1,269	1,142	11%	15%	4,019	3,833	5%	8%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of (2)% and (1)% on revenue and orders, respectively.

**	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 1% on revenue and orders.

     SBT’s Group profit for the third quarter was €80 million, benefiting from the sale of a business in Germany. The Fire Safety & Security Products division and the HVAC Products division contributed higher earnings year-over-year. Third-quarter revenue rose 3%, to €1.161 billion, and orders of €1.269 billion were 11% higher than in the prior-year period.
     Group profit at SBT for the first nine months climbed 73%, to €252 million, including the gain on the sale of a business mentioned above. All divisions increased their earnings and margins compared to the same period a year earlier. Revenue and orders also rose on a Group-wide basis, and SBT posted a 9% increase in revenue and a 5% increase in orders year-over-year.

Power
Power Generation (PG)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	290	219	32%		789	657	20%
Group profit margin	10.1%	8.3%			9.1%	9.2%

Revenue	2,863	2,635	9%	8%	8,661	7,162	21%	20%
New orders	3,942	2,475	59%	57%	13,976	9,794	43%	43%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 3% and 4% on revenue and orders, respectively.

**	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 4% on revenue and orders.
     PG’s Group profit of €290 million in the third quarter was positively influenced by non-operating effects. A year earlier, Group profit of €219 million was burdened by project charges. Third-quarter revenue for PG rose 9% year-over-year, to €2.863 billion. The Group’s fossil power, wind and industrial divisions all won significant new business, generating overall order growth of 59% compared to the third quarter a year earlier. PG expects continued volatility in equity investment earnings in the fourth quarter.
     Group profit at PG for the first nine months was €789 million, up 20% compared to the same period a year earlier. PG’s industrial and wind power businesses contributed solid earnings and margin increases along with rising revenues and orders, as did the Group’s fossil power services business. These positive operating developments were partly offset by challenges in PG’s fossil power generation business, including charges related to cost overruns and delays on a major project in Finland. In the prior-year period, the project charges mentioned above and an adverse result in arbitration related to a turnkey project in the Philippines were partially offset by cancellation gains. Group profit for the first nine months included lower earnings from equity investments compared to the first nine months a year earlier. Revenue for PG rose 21%, to €8.661 billion, and orders climbed 43% for the first nine months, to €13.976 billion. Volume growth was well distributed among the Group’s divisions. On a regional basis, revenue and order growth for the first nine months was strongest in the Americas and Europe including Germany.
Power Transmission and Distribution (PTD)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	152	102	49%		425	261	63%
Group profit margin	7.9%	5.9%			7.9%	5.6%

Revenue	1,922	1,718	12%	13%	5,406	4,670	16%	19%
New orders	2,392	2,075	15%	17%	8,014	6,345	26%	31%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders.

**	Excluding currency translation effects of (3)% and (5)% on revenue and orders, respectively.
     PTD maintained its momentum in the third quarter, again increasing earnings, volume and profit margin compared to the same period a year earlier. Third-quarter Group profit surged 49% year-over-year, to €152 million, as all divisions in the Group posted higher earnings and improved profitability. Revenue and order growth were also broad-based. Revenue for the third quarter was €1.922 billion, up 12% compared to the prior-year period. A large new contract in China fueled a 15% rise in orders which reached €2.392 billion.
     For the first nine months of the fiscal year, PTD’s Group profit rose to €425 million, an increase of 63% compared to the prior-year period. Benefiting from higher capacity utilization and other operating efficiencies, all divisions within the Group contributed higher earnings and margins year-over-year. PTD’s nine-month revenues rose 16% compared to the prior-year period, to €5.406 billion, and orders climbed 26%, to €8.014 billion. All divisions within PTD contributed to business growth, and the Group achieved good regional balance as well with particular strength in Asia-Pacific, Europe including Germany, and the Africa, Middle East, C.I.S. region.

Transportation
Transportation Systems (TS)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	24	17	41%		129	53	143%
Group profit margin	2.4%	1.7%			4.0%	1.7%

Revenue	1,006	986	2%	4%	3,240	3,047	6%	9%
New orders	658	1,550	(58)%	(56)%	2,591	5,430	(52)%	(50)%

*	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (1)% and (2)% on revenue and orders, respectively.

**	Excluding currency translation effects of (1)% on revenue, and portfolio effects of (2)% on revenue and orders.
     Group profit was €24 million at TS in the third quarter, including €29 million in charges for Combino. Third-quarter revenue rose to €1.006 billion. Orders came in well below the level a year earlier, when TS won an exceptionally large order for trains and maintenance in Russia.
     Nine-month Group profit for TS rose to €129 million. While the Group realized a net gain of €76 million on the sale of its locomotive leasing business, the gain was more than offset by charges related to major projects, including charges for Combino. Revenue rose 6%, to €3.240 billion. In contrast, the current period included fewer major orders, resulting in a corresponding drop in overall orders for TS on a nine-month basis.
Siemens VDO Automotive (SV)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	214	155	38%		529	489	8%
Group profit margin	7.8%	6.0%			6.8%	6.4%

Revenue	2,731	2,604	5%	7%	7,836	7,667	2%	3%
New orders	2,719	2,600	5%	7%	7,811	7,660	2%	3%

*	Excluding currency translation effects of (2)% on revenue and orders.

**	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
     Group profit at SV increased to €214 million, benefiting from divestment of a business and an intra-company sale of real estate related to the Group’s carve-out. Third-quarter revenue and orders rose year-over-year on a Group-wide basis, increasing 5% overall to €2.731 billion and €2.719 billion, respectively.
     For the first nine months of the fiscal year, Group profit at SV was €529 million, 8% higher than in the same period a year earlier. While the current period benefited from the divestment and real estate gains mentioned above, the prior-year period included gains on sales of investments related to joint ventures. Revenue and orders in the current period rose to €7.836 billion and €7.811 billion. For information with respect to the sale of the SV activities to Continental AG, see “Subsequent Events.”

Medical
Medical Solutions (Med)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	307	234	31%		943	737	28%
Group profit margin	12.6%	12.7%			13.5%	12.6%

Revenue	2,431	1,837	32%	9%	7,003	5,868	19%	6%
New orders	2,517	2,088	21%	0%	7,272	6,340	15%	3%

*	Excluding currency translation effects of (5)% and (4)% on revenue and orders, respectively, and portfolio effects of 28% and 25% on revenue and orders, respectively.

**	Excluding currency translation effects of (6)% on revenue and orders, and portfolio effects of 19% and 18% on revenue and orders, respectively.
     Group profit at Med rose 31% to €307 million for the third quarter, led by the Diagnostics division and Med’s imaging businesses. The Diagnostics division was formed between the periods under review from the acquisitions of Diagnostic Products Corp. and the diagnostics division of Bayer AG which led to acquisition-related costs during the third quarter. Revenue for the period was €2.431 billion and orders were €2.517 billion, both benefiting substantially from the Diagnostics division. Med expects further costs related to the acquisitions in coming quarters.
     For the first nine months of the fiscal year, Group profit at Med rose to €943 million, up from €737 million in the prior-year period. Earnings growth was due primarily to consolidation of the Group’s Diagnostics division and gains on divestments, including a stake in the Group’s Draeger Medical joint venture. In addition, Med’s imaging businesses increased their earnings and margins year-over-year. The Diagnostics division brought significant new volume to Med for the first nine months, raising revenue 19%, to €7.003 billion, and increasing orders 15%, to €7.272 billion.

Lighting
Osram

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	116	111	5%		364	370	(2)%
Group profit margin	10.3%	10.2%			10.4%	10.7%

Revenue	1,124	1,089	3%	7%	3,487	3,453	1%	6%
New orders	1,124	1,089	3%	7%	3,487	3,453	1%	6%

*	Excluding currency translation effects of (4)% on revenue and orders.

**	Excluding currency translation effects of (5)% on revenue and orders.
     Osram was again among Siemens’ earnings leaders, with €116 million in third-quarter Group profit. Demand for energy-efficient lighting supported volume growth, as revenue and orders for Osram rose to €1.124 billion for the period.
     Nine-month Group profit at Osram was €364 million, including negative currency effects related to the strength of the euro. Revenue and orders in the current period were €3.487 billion compared to 3.453 billion in the prior year.

Strategic Equity Investments (SEI)
     SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) BV (FSC). NSN began operations in the third quarter. BSH and FSC were included within Other Operations in the prior-year quarter, and their results are included here on a retroactive basis to provide a meaningful comparison with prior periods. For SEI overall, earnings were a negative €301 million in the third quarter compared to a positive €49 million a year earlier. The change year-over-year was due to NSN which took €905 million in charges for previously announced restructuring and integration, including €646 million for severance. Siemens’ equity investment income related to NSN in the quarter was a negative €371 million. On a nine-month basis, results for SEI were a negative €150 million, again due to NSN. A year earlier, before consolidation of NSN, positive earnings of €150 million from SEI were due primarily to BSH.
Other Operations
     Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC). Third-quarter Group profit from Other Operations was a negative €46 million. A year earlier, a negative €80 million in Group profit from Other Operations included a loss in the distribution and industry logistics (Dematic) businesses carved out of the former Logistics and Assembly Systems Group. The Dematic businesses were divested between the periods under review.
     For the first nine months of fiscal 2007, Group profit from Other Operations was a negative €122 million compared to a negative €109 million a year earlier. While the current period included a goodwill impairment of €52 million at a regional payphone unit, the prior-year period was negatively impacted by losses at SHC and the Dematic businesses.
Reconciliation to financial statements
     Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.
Corporate items, pensions and eliminations
     Corporate items, pensions and eliminations totaled a negative €421 million in the third quarter compared to negative €31 million in the prior-year period. The major factor in the change year-over-year was significantly higher expenses for legal and regulatory matters, including the investigations and other items mentioned earlier as well as funding for job placement companies for former Siemens employees affected by the bankruptcy of BenQ. Another factor in the change was higher expense related to a major asset retirement obligation. The current period also included a negative consolidation effect from a real estate transaction related to the carve-out of SV. A year earlier, Corporate items, pensions and eliminations benefited from positive effects including a €33 million gain on the sale of Siemens’ remaining shares in Infineon Technologies AG (Infineon).
     In the first nine months of fiscal 2007, Corporate items, pensions and eliminations totaled a negative €1.273 billion compared to a negative €50 million in the first nine months a year earlier. These include the factors described above for the third quarter, as well as the €423 million antitrust penalty mentioned earlier, negative effects related to commodity hedging activities not qualifying for hedge accounting and €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ. In contrast, the prior-year period benefited from a €95 million gain on the sale of an investment as well as a positive effect related to the settlement of an arbitration proceeding, the gain of €33 million on the sale of Infineon shares mentioned above and a gain on the sale of Siemens’ remaining interest in Epcos AG of €15 million.
Other interest expense
     Other interest expense of Operations for the third quarter of fiscal 2007 was €174 million compared to interest expense of €79 million a year earlier, mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year. This factor had a similar effect on a year-to-date basis, as interest expense of Operations for the first nine months rose to €428 million from €257 million.

Financing and Real Estate
Siemens Financial Services (SFS)

	Third quarter			Nine months ended June 30,
(€ in millions)	2007	2006	% Change	2007	2006	% Change
Income before income taxes	57	64	(11)%	277	186	49%

				June 30,	Sept. 30,
				2007	2006

Total assets				8,705	10,543	(17)%

     Income before income taxes at SFS was €57 million compared to €64 million in the third quarter a year earlier. For the first nine months, income before income taxes was €277 million. The increase compared to the prior-year nine-month period includes special dividends resulting from divestment gains by a company in which SFS holds an equity position, and also from sales of shares by the Equity division. Total assets declined compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-outs of SV and carrier activities that were transferred into NSN.
Siemens Real Estate (SRE)

	Third quarter			Nine months ended June 30,
(€ in millions)	2007	2006	% Change	2007	2006	% Change
Income before income taxes	69	(29)		180	102	76%

Revenue	416	419	(1)%	1,251	1,259	(1)%

				June 30,	Sept. 30,
				2007	2006

Total assets				3,242	3,221	1%

     Income before income taxes at SRE was €69 million, which benefited from higher gains on sales of real estate. A year earlier, SRE’s third-quarter result included higher vacancy charges. For the first nine months, income before income taxes rose to €180 million from €102 million a year earlier, due primarily to reduced vacancy charges.
Eliminations, reclassifications and Corporate Treasury
     Income before taxes from eliminations, reclassifications and Corporate Treasury in the third quarter was €57 million compared to €528 million a year earlier. The difference resulted primarily from a €429 million positive effect under IFRS in the prior-year quarter, related to mark-to-market valuation of the cash settlement option associated with the €2.5 billion convertible bond issued by Siemens in 2003. This option was irrevocably waived at the end of the third quarter of fiscal 2006, effectively eliminating further earnings effects. In the current year, nine-month income before income taxes for eliminations, reclassifications and Corporate Treasury was a positive €134 million compared to a negative €14 million a year earlier, when the net effect related to the cash settlement option was a negative €143 million.

Liquidity, capital resources and capital requirements
Cash flow — First nine months of fiscal 2007 compared to first nine months of fiscal 2006
     The following discussion presents an analysis of Siemens’ cash flows for the nine-month period ended
     June 30, 2007 and 2006. The first table presents cash flow for continuing and discontinued operations. The latter category includes Siemens’ enterprise networks business, which is held for sale, as well as cash flows related to the carrier-related business, which was transferred into NSN and to the Mobile Devices business sold to BenQ Corporation. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.” The second table focuses on cash flow from continuing operations for the components of Siemens.
     Beginning in the third quarter of fiscal 2007, we are reporting Free cash flow, defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment”. We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or strategic investments. We also use Free cash flow to compare cash generation among the segments (for further information, refer to “Consolidated Financial Statements — Segment Information”).

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Nine months ended June 30,
(€ in millions)		2007	2006	2007	2006	2007	2006
Net cash provided by (used in):
Operating activities	A	5,573	3,410	(1,596)	(551)	3,977	2,859
Investing activities		(9,448)	(1,624)	(729)	159	(10,177)	(1,465)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,315)	(2,452)	(184)	(264)	(2,499)	(2,716)
Free cash flow*	A+B	3,258	958	(1,780)	(815)	1,478	143

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens as a whole as well as for the components of Siemens (see table below). Refer to “Note 15 to the Consolidated Financial Statements” for information on the reconciliation of cash flow used for “Additions to intangible assets and property, plant and equipment” as reported in this table and the table below into the line item “Additions to intangible assets and property, plant and equipment” as reported within the “Consolidated Statements of Cash Flow.” Other companies that use Free cash flow may define and calculate Free cash flow differently.
     Operating activities provided net cash of €3.977 billion in the first nine months, compared to €2.859 billion in the same period of the prior year. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €5.573 billion, up from €3.410 billion a year earlier. Discontinued operations used net cash of €1.596 billion in the current period, including a build-up of net working capital, particularly receivables. A year earlier, discontinued operations used net cash of €551 million in the first nine months.
     Investing activities in continuing operations and discontinued operations used net cash of €10.177 billion in the first nine months, a substantial increase from €1.465 billion cash used in the prior-year period. Within these results, continuing operations were the primary factor in the change year-over-year, using net cash of €9.448 billion compared to net cash used of €1.624 billion in the same period a year earlier. Discontinued operations used net cash of €729 million compared to net cash provided of €159 million in the prior-year period, which included €465 million in proceeds from the Juniper share sales.

				SFS, SRE and Corporate
Continuing operations		Operations		Treasury*		Siemens
		Nine months ended June 30,
(€ in millions)		2007	2006	2007	2006	2007	2006
Net cash provided by (used in):
Operating activities	A	2,505	1,993	3,068	1,417	5,573	3,410
Investing activities		(8,717)	(869)	(731)	(755)	(9,448)	(1,624)
Herein: Additions to intangible assets and property, plant and equipment	B	(1,870)	(1,927)	(445)	(525)	(2,315)	(2,452)
Free cash flow	A+B	635	66	2,623	892	3,258	958

*	Also includes eliminations and reclassifications.
     Within Operations, net cash provided by operating activities from continuing operations was €2.505 billion in the first nine months of fiscal 2007 compared to €1.993 billion in net cash provided in the same period a year earlier. The rise year-over-year is due primarily to a significantly lower increase in net working capital compared to the prior-year period, even with a substantial increase in receivables at SV related to its carve-out. The current period also includes the €419 million penalty payment mentioned earlier. Within Corporate Treasury and Financing and Real Estate, operating activities from continuing operations provided net cash of €3.068 billion in the first nine months of fiscal 2007, compared to net cash provided of €1.417 billion a year earlier. The change year-over-year was due primarily to accounts receivable related to the above mentioned carve-out of SV and the transfer of carrier activities into NSN. For Siemens overall, net cash provided by operating activities from continuing operations was €5.573 billion in the first nine months of fiscal 2007 compared to €3.410 billion in the same period a year earlier.
     Net cash used in investing activities in continuing operations was €8.717 billion within Operations in the first nine months of fiscal 2007, significantly higher compared to €869 million used in the prior-year period. The difference year-over-year is due primarily to the Bayer acquisition at Med for €4.2 billion, the UGS acquisition at A&D for €2.7 billion and the acquisition of AG Kühnle, Kopp & Kausch at PG during the current period, while the prior-year period benefited from €1.127 billion in net proceeds from the sale of Siemens’ remaining shares in Infineon. Corporate Treasury and Financing and Real Estate used net cash in investing activities in continuing operations of €731 million in the current period compared to €755 million cash used a year earlier. Siemens as a whole used net cash in investing activities in continuing operations of €9.448 billion in the first nine months of fiscal 2007 compared to net cash used of €1.624 billion in the same period a year earlier.
     Free cash flow from continuing operations for Siemens was €3.258 billion during the first nine months, a significant increase from €958 million in the same period a year earlier. The change year-over-year is due to the increase in net cash provided by operating activities mentioned above, combined with lower spending for additions to intangible assets and property, plant and equipment. Siemens’ cash conversion rate, calculated as Free cash flow from continuing operations divided by Income from continuing operations, improved to 1.15 for the first nine months of fiscal 2007 from 0.34 in the same period a year earlier.
     Financing activities in the first nine months of fiscal 2007 provided net cash of €1.849 billion compared to net cash used of €2.069 billion a year earlier. In the current period, changes in short-term debt provided net cash of €6.759 billion, mainly due to the issuance of commercial paper, while in the prior-year period the repayment of commercial paper programs contributed to a net decrease in short-term debt of €1.118 billion. The current period includes €2.4 billion (€1.4 billion nominal) in cash used to buy back a portion of the €2.5 billion convertible bond, as well as cash used for the redemption of a CHF250 million bond and a €991 million bond. Redemption of outstanding convertible notes is scheduled for the fourth quarter, see “Subsequent Events” below. Dividends paid to shareholders in the current period amounted to €1.292 billion. A year earlier, dividends paid amounted to €1.201 billion.
Capital resources and capital requirements
Ratings
     Siemens is currently rated ,,AA-“ by Standard & Poor’s. On June 15, 2007 Standard & Poor’s resolved the ,,CreditWatch negative,” dated April 26, 2007 and kept a “negative” outlook. Moody’s Investors Service currently rates Siemens ,,Aa3, negative outlook“ and made no rating changes in the third quarter of fiscal 2007.

Equity
     In the nine months ended June 30, 2007, 1,290,000 shares from Authorized Capital 2006 were issued to employees with respect to our employee share purchase program. As a result, common stock increased by approximately €4 million. In addition, in the nine months ended June 30, 2007, common stock increased by approximately €31 million through the issuance of 10,130,630 shares from conditional capital to service primarily the stock option plans.
     At the Annual Shareholders’ Meeting on January 25, 2007, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders’ Meeting until July 24, 2008.
     In accordance with the resolution of the Annual Shareholders’ Meeting on January 25, 2007, we distributed €1.292 billion (€1.45 per share) of the fiscal 2006 earnings of Siemens AG as an ordinary dividend to shareholders. The dividend was paid on January 26, 2007.
Debt
     During the third quarter of fiscal 2007, Siemens combined its U.S.$ 5 billion Commercial Paper and €3 billion Commercial Paper program into a U.S.$9 billion Global Commercial Program. As of June 30, 2007, the amount outstanding under this program was U.S.$8.451 billion (€6.258 billion). As of September 30, 2006, no commercial paper was outstanding.
     In the third quarter of fiscal 2007, the Company decided not to update its €5.0 billion medium-term note program.
     Also in the third quarter of fiscal 2007, the Company bought back a nominal amount of €1.4 billion of its approximately €2.5 billion outstanding convertible notes. The €1.4 billion convertible notes would have been convertible into approximately 25.1 million shares. The convertible notes have a 1.375% coupon and were convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The remaining nominal amount of approximately €1.1 billion is convertible into approximately 19.4 million Siemens shares. For additional information on the convertible notes, see “Subsequent Events” and “Notes to Consolidated Financial Statements.”
     In January 2007, Siemens made use of its U.S.$ credit facility by drawing a U.S.$1 billion term loan (€0.8 billion).
     During the first nine months of fiscal 2007, Siemens redeemed a CHF250 million bond (€155 million) and a €991 million bond.
Guarantees
     For information on guarantees and other commitments, see “Note 11 to Consolidated Financial Statements.”

Pension plan funding
     At the end of the first nine months of fiscal 2007, the combined funding status of Siemens’ principal pension plans showed an estimated underfunding of only €0.2 billion, compared to an underfunding of €2.9 billion at the end of fiscal 2006. The significant improvement in funding status was primarily due to an increase in the discount rate assumption at June 30, 2007, reducing Siemens’ estimated defined benefit obligation, and furthermore due to the actual return on plan assets and regular contributions, increasing the fair value of plan assets. Altogether this by far outbalanced the negative effect of service and interest cost on the defined benefit obligation. The negative impact of increases in interest rates on fixed income investments was largely offset by strong performance in equity markets resulting in an actual return on plan assets of €1.096 billion during the last nine months. This represents a 6.3% return on an annualized basis, compared to the expected annual return of 6.5%.
     The fair value of plan assets of Siemens’ principal funded pension plans as of June 30, 2007, was €24.1 billion, compared to €23.8 billion on September 30, 2006. In the first nine months of fiscal 2007, regular employer contributions amounted to €623 million compared to €639 million in the first nine months of the prior fiscal year.
     The estimated defined benefit obligation (DBO) for Siemens’ principal pension plans, which takes into account future compensation increases, amounted to €24.3 billion as of June 30, 2007. This was approximately €2.4 billion lower than the DBO of €26.7 billion on September 30, 2006, due to an increase in the discount rate assumption, reducing Siemens’ estimated defined benefit obligation. The total of all other effects on the DBO was immaterial.
For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”
Legal proceedings
     As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of Siemens AG and its consolidated subsidiaries (Siemens or the Company) on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our former Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens.
     On March 26, 2007, the Munich public prosecutors conducted further searches of the Company’s premises and of private residences in Munich and executed additional arrest warrants for a current and a former employee of Com. The individuals were later released and the current employee has since been suspended. On May 6, 2007, arrest warrants were executed for the CEO and CFO of Siemens Nigeria, who were later released. The Munich public prosecutors’ investigation as well as related investigations in Switzerland, Italy, Greece and other countries are ongoing. The Company has learned that Liechtenstein prosecutors have transferred the previously reported investigation to Swiss and Munich prosecutors.
     The Company is also aware of several other investigations by authorities in several jurisdictions relating to allegations that certain former and current employees of Com and other Groups as well as certain regional companies made improper payments.
     As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation.
     As previously reported, the SEC is also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. This matter is also a subject of the investigation of the DOJ.
     As previously reported, the Company has engaged Debevoise & Plimpton LLP (Debevoise), an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens.

Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (formerly the Audit Committee, as described below) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise’s investigation of allegations of corruption at Com is ongoing. The scope of the independent investigation also includes an investigation of potential anti-corruption violations at the Company’s other Groups and at regional Siemens subsidiaries, which was launched during the third quarter of fiscal 2007.
     As previously reported, on February 2, 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.
     As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.
     In addition to the independent investigation being conducted by Debevoise, the Company has also continued to conduct its own analysis of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within Com a number of Business Consultant Agreements (BCAs) have been identified. We have identified a multitude of payments made in connection with these contracts for which we have not yet been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, our investigation determined that certain of these payments were nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements for fiscal 2006 to reflect the correct tax treatment of these expenses. See Note 36 to the IFRS Consolidated Financial Statements as of September 30, 2006 for a further discussion. The Company has already reported this issue to the German tax authorities.
     The current status of the Company’s analysis is as follows:
•	During the third quarter of fiscal 2007, the Company continued to analyze payments under the BCAs identified at year-end of fiscal 2006 and payments under BCAs subsequently identified at Com. The Company is in the process of completing a Company-wide collection of BCAs, and is currently also conducting an analysis of BCAs and related payments at five other Groups (PG, PTD, TS, Med and I&S). The Company has recently commenced the analysis of BCAs and related payments at the remaining Groups and in selected regional companies. As a result, the Company has identified a significant increase in the total amount of BCA payments under review. The Company is currently analyzing the deductibility for tax purposes of these payments.

•	During the third quarter of fiscal 2007, the Company continued its analysis of cash and check payments at Com which may relate to BCAs, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries. In the third quarter of fiscal 2007, the Company also commenced internal inquiries regarding similar cash payments at other Groups. As a result of these inquiries, which are ongoing, the Company has to date identified payments which do not relate to Com and for which limited documentation is available, including a significant volume of payments made through a bank account in Liechtenstein. The Company is currently analyzing the deductibility for tax purposes of these payments.

•	As a result of the investigations and through cooperation with the public prosecutors, the Company has become aware of additional bank accounts and cash funds at various locations that were not recorded in the Company’s balance sheet. The Company is currently investigating the origin and ownership of the assets contained in these bank accounts and cash funds.
     Due to the ongoing status of the Company’s own analyses described above and the investigations, including the extension of the independent investigation to the other Groups, substantial uncertainties remain. The financial statements as of June 30, 2007 do not reflect any substantial change in tax assets and liabilities with respect to the BCAs and other payments under review. However, the total volume of additional BCA and cash payments that raises potential issues of tax deductibility and that is currently under review by the Company is significantly in excess of the amount of BCA payments under review at year-end of fiscal 2006.

Depending on the results of the analyses and investigations, the Company anticipates that changes in tax assets and liabilities, including the recording of additional tax charges in respect of current and prior periods beyond those reflected in our financial statements for fiscal 2006, may be necessary. Such charges, as well as the further results from the ongoing analyses and investigations, could be material both quantitatively and qualitatively for our financial statements.
     Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities may also be negatively affected, particularly due to imposed penalties, compensatory damages or the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
     The first nine months of fiscal 2007 include a total of €188 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
     The Company has taken a number of significant steps to improve its compliance procedures and internal controls in response to the allegations of corruption. Among the initiatives the Company has implemented or is in the process of implementing are:
•	The Supervisory Board of the Company has formed a Compliance Committee of the Supervisory Board, which oversees the ongoing investigations and remediation activities of the Company. The Compliance Committee is composed of the members of the Audit Committee of the Supervisory Board and is chaired by the chairman of the Supervisory Board.

•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	The Company is in the process of establishing a Corporate Disciplinary Committee to consider and impose appropriate disciplinary measures in cases where suspicions of violations of law or Company policies, or other misconduct have been substantiated.

•	The Company’s office of corporate compliance has been organizationally embedded in the legal department.

•	The Company’s audit and compliance departments and an internal task force are continuing their internal analysis and the review of our compliance and internal control system for gaps and any possibilities of circumvention, including by conducting internal control remediation visits in selected regions.

•	The Company is in the process of enhancing internal controls through centralization of its bank accounts and cash payment systems.

•	The Company has implemented a moratorium on entering into new BCAs as well as new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company’s chief compliance officer based on a review of the agreements in question. As part of this policy, the Company is in an ongoing process of reviewing existing BCAs for purposes of compliance risk in connection with their continued performance. In certain cases, the Company terminated BCAs.

•	The Company is in the process of enhancing its anti-corruption policies. The Company has adopted, and is in the process of implementing, new policies regarding anti-public-corruption compliance, retention of intermediaries who interact with the government on Siemens’ behalf, compliance in M&A transactions, joint ventures and minority investments, and gifts and hospitality.

•	The Company is continuing the roll-out of a formal program of anti-corruption and other legal compliance training for management, group and regional compliance officers and other employees.
     As previously announced, the former Chief Compliance Officer resigned his post effective July 1, 2007 and the General Counsel has assumed the role of Chief Compliance Officer. The Company is in the process of recruiting a new Chief Compliance Officer.

     As previously reported, the Company has engaged an independent compliance advisor in order to consult the Managing Board and the Compliance Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the associated communication and training. The independent compliance advisor provides periodic status reports to the Managing Board and Compliance Committee.
     As previously reported, public prosecutors have been conducting an investigation against certain employees of the Company regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia. On August 8 and 9, 2007, the public prosecutor in Wuppertal conducted searches of the Company’s premises in Erlangen, Offenbach and Karlsruhe of the Power Generation business Group in relation to this investigation.
     As previously reported, on February 14, 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of breach of fiduciary duties (Untreue) against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received appropriate services in return. The former head of AUB was arrested in February 2007. On March 27, 2007, a second search was conducted at the Company’s premises in Munich and an arrest warrant was issued for a member of the Company’s Corporate Executive Committee, in connection with this investigation, who was taken into custody. In addition to the member of the Corporate Executive Committee, other current and former members of the Company’s senior management were named as suspects in this matter. On April 4, 2007, the member of the Corporate Executive Committee posted bail in the amount of €5.0 million and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5.0 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The member of the Corporate Executive Committee has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and AUB has also been included within the scope of the investigation being conducted by Debevoise. On April 2, 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.
     As previously reported, Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the patteggiamento by the charged employees and Siemens AG (plea bargaining procedure without the admission of guilt or responsibility) entered into force on November 11, 2006. In March 2006, prosecutors in Germany brought charges against two other former employees not covered by the patteggiamento. The Regional Court of Darmstadt has sentenced one former employee to two years in prison suspended on probation on counts of commercial bribery and violation of the company’s trust. Another former employee, whose employment with Siemens had ended a few years before the events that formed the basis for the bribery, was sentenced to nine months in prison suspended on probation on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 million of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has appealed the decision with respect to the calculation of the disgorgement amount only.
     As previously reported, in April 2007, Siemens and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007 to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-isolated switchgear between 1988 and 2004. Gas-isolated switchgear is electrical equipment used as a major component for turnkey power substations. As previously reported, the fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens acquired in July 2005, amounted to €22.1 million. Furthermore, VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. More recently, the New Zealand, South African and Slovak competition authorities informed Siemens about investigations regarding possible antitrust violations in their respective local markets for high-voltage gas-isolated switchgear.
     As previously reported, on December 12, 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.
     As previously reported, on February 8, 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the Indictment. Under the agreement, SMS has plead guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a competitive bid to provide radiology equipment to Cook County Hospital in 2000. In addition, SMS agreed to pay a fine of U.S.$1 million and restitution of approximately U.S.$1.5 million.

     As previously reported, in February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. We are cooperating with the ongoing investigation of the European Commission. The European Commission has not announced a schedule for the completion of the investigation.
     As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. We are cooperating with the ongoing investigation of the Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.
     As previously reported, on February 8, 2007, the French Competition Authority (Direction Generale de la Concurrence) searched the offices of at least three producers of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, in connection with an investigation into possible anti-trust violations. Siemens Transportation Systems S.A.S. is cooperating with the French Competition Authority in the ongoing investigation.
     As previously reported, in April 2007, the Polish Competition Authority launched an investigation against Siemens Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. We are cooperating with the ongoing investigation of the Authority.
     As previously reported, we requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voter registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina shall indemnify Siemens against any claims of subcontractors in relation to the Project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina shall pay to Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond would not have been returned within the time period set by the tribunal (which period elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee will probably be appointed to consider Argentina’s application.
     Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

“Fit for 2010” program
     In order to further enhance our Company’s value, Siemens has launched a new program designed to ensure sustained Company development. The “Fit for 2010” program is based on the pillars of the successfully concluded “Fit4More” program and continues to include the following key pillars:
•	development of highly qualified employees (People Excellence)

•	the ongoing strengthening of the Company’s innovation leadership, and a continued strong focus on customers (Operational Excellence)

•	building on Siemens’ strengths in the fields of energy and environment, automation and control, industrial and public infrastructure, and healthcare (Portfolio)

•	becoming an industry leader in Corporate Responsibility
     Furthermore, with the “Fit for 2010” program Siemens defines its return and cash targets for the Company as well as margin ranges for its operating Groups and SFS and supports its aim of growing at double the rate of the real global economy every year (Performance). In line with the performance target, we introduced the indicator “Return on Capital Employed” (ROCE) for Siemens to show how capital invested in the company yields competitive returns. ROCE is calculated as net income (before interest) divided by capital employed. The “Fit for 2010” program targets sustainable ROCE of between 14% and 16%.
     Our normalized cash target is based on the “Cash Conversion Rate” (CCR) that serves as a target indicator for the Company’s cash flow. We define this indicator as the ratio of Free cash flow to net income. Free cash flow equals the net cash provided by operating activities less additions to intangible assets and property, plant and equipment. In the future, Siemens wants to achieve a CCR of at least 1 minus its growth rate. The growth rate is taken into consideration because additional growth generally is accompanied by increasing net assets which, in turn, have to be financed.
     In addition to the overall Company goals, Siemens will maintain margin ranges for the Groups. In setting these ranges, we considered — among other factors — the Groups’ business strategies, as well as developments at key comparable competitors. In nine of the eleven Groups, the margin ranges were adjusted. The following table provides an overview of the new and old margin ranges for the Siemens Groups.

Margin ranges
	new	old
Siemens IT Solutions and Services (SIS)(1)	5 - 7	5 - 6
Automation and Drives (A&D)	12 - 15	11 - 13
Industrial Solutions and Services (I&S)	5 - 7	4 - 6
Siemens Building Technologies (SBT)	7 - 9	7 - 9
Power Generation (PG)	10 - 14	10 - 13
Power Transmission and Distribution (PTD)	7 - 10	5 - 7
Transportation Systems (TS)	5 - 7	5 - 7
Siemens VDO Automotive (SV)	7 - 9	5 - 6
Medical Solutions (Med)	13 - 15	11 - 13
Osram	10 - 12	10 - 11
Siemens Financial Services (SFS)(2)	20 - 23	18 - 22

(1)	The old margin range was for the Siemens Business Services Group.

(2)	Return on equity, which is defined as SFS’ income before income taxes divided by the allocated equity for SFS.
Subsequent events
     On July 6, 2007, the German Bundesrat passed the German Corporate Tax Reform Act 2008, which will become effective January 1, 2008. The Company is currently evaluating the impact that the new regulations will have on the Consolidated Financial Statements, including deferred tax assets.
     On July 16, 2007, Siemens gave notice of irrevocable early redemption of the remaining amount of its outstanding convertible notes. Redemption was set for August 17, 2007, to be conducted through Siemens’ wholly owned Dutch subsidiary, Siemens BV See also “Notes to Consolidated Financial Statements” for further information.

     On July 25, 2007, Siemens signed an agreement with Continental AG, Hanover, Germany, to sell its entire SV activities for a purchase price of approximately €11.4 billion. The closing of the transaction is subject to receipt of regulatory approvals and other customary closing conditions and is expected in the current calendar year. From now on the assets and liabilities of SV will be presented as held for disposal until the sale is completed and the historical results of SV will be reported as discontinued operations in the Consolidated Statements of Income for all periods presented.
     On July 25, 2007, Siemens also signed an agreement with Dade Behring Holdings, Inc. (Dade Behring), USA, to acquire all issued and outstanding shares of common stock of Dade Behring by submitting a cash tender offer of U.S.$77 per share. Dade Behring is a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$7 billion (approximately €5 billion). Closing is expected in the second quarter of fiscal 2008. Completion of the acquisition is subject to regulatory approvals and other customary closing conditions.
     This Interim Report contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” ”looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	20,176	18,689	(359)	(376)	19,954	18,480	581	585
Cost of goods sold and services rendered	(14,576)	(13,915)	359	376	(14,451)	(13,771)	(484)	(520)

Gross profit	5,600	4,774	—	—	5,503	4,709	97	65
Research and development expenses	(995)	(848)	—	—	(995)	(848)	—	—
Marketing, selling and general administrative expenses	(3,226)	(2,988)	(1)	(3)	(3,145)	(2,896)	(80)	(89)
Other operating income	197	108	(6)	(21)	127	92	76	37
Other operating expense	(218)	(94)	(1)	2	(212)	(84)	(5)	(12)
Income (loss) from investments accounted for using the equity method, net	(207)	129	—	—	(218)	118	11	11
Financial income (expense), net	(59)	603	65	550	(151)	30	27	23

Income from continuing operations before income taxes	1,092	1,684	57	528	909	1,121	126	35
Income taxes (1)	(376)	(343)	(18)	(111)	(315)	(225)	(43)	(7)

Income from continuing operations	716	1,341	39	417	594	896	83	28
Income from discontinued operations, net of income taxes	1,349	3	—	—	1,349	3	—	—

Net income	2,065	1,344	39	417	1,943	899	83	28

Attributable to:
Minority interest	39	49
Shareholders of Siemens AG	2,026	1,295

Basic earnings per share
Income from continuing operations	0.75	1.45
Income from discontinued operations	1.50	—

Net income	2.25	1.45

Diluted earnings per share
Income from continuing operations	0.74	1.11
Income from discontinued operations	1.44	—

Net income	2.18	1.11

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the three months ended June 30, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	2,065	1,344
Currency translation differences	47	(353)
Available-for-sale financial assets	(12)	(120)
Derivative financial instruments	(17)	107
Actuarial gains and losses on pension plans and similar commitments	1,144	178
Revaluation effect related to step acquisitions	—	3

Total income and expense recognized directly in equity, net of tax(2)(3)	1,162	(185)

Total income and expense recognized in equity	3,227	1,159

Attributable to:
Minority interest	86	21
Shareholders of Siemens AG	3,141	1,138

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(1) and €(35) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €47 and €(28) in 2007 and 2006, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006

Revenue	59,870	55,489	(1,118)	(1,049)	59,225	54,810	1,763	1,728
Cost of goods sold and services rendered	(43,804)	(41,417)	1,118	1,049	(43,493)	(40,993)	(1,429)	(1,473)

Gross profit	16,066	14,072	—	—	15,732	13,817	334	255
Research and development expenses	(2,650)	(2,496)	—	—	(2,650)	(2,496)	—	—
Marketing, selling and general administrative expenses	(9,177)	(9,098)	(2)	(4)	(8,910)	(8,841)	(265)	(253)
Other operating income	537	502	(46)	(65)	386	378	197	189
Other operating expense	(880)	(163)	(3)	1	(861)	(145)	(16)	(19)
Income (loss) from investments accounted for using the equity method, net	143	468	—	—	89	426	54	42
Financial income (expense), net	(50)	304	185	54	(388)	176	153	74

Income (loss) from continuing operations before income taxes	3,989	3,589	134	(14)	3,398	3,315	457	288
Income taxes (1)	(1,163)	(744)	(39)	3	(991)	(687)	(133)	(60)

Income (loss) from continuing operations	2,826	2,845	95	(11)	2,407	2,628	324	228
Income from discontinued operations, net of income taxes	1,286	361	—	—	1,286	361	—	—

Net income (loss)	4,112	3,206	95	(11)	3,693	2,989	324	228

Attributable to:
Minority interest	151	152
Shareholders of Siemens AG	3,961	3,054

Basic earnings per share
Income from continuing operations	3.01	3.04
Income from discontinued operations	1.42	0.39

Net income	4.43	3.43

Diluted earnings per share
Income from continuing operations	2.91	3.03
Income from discontinued operations	1.35	0.36

Net income	4.26	3.39

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006

Net income	4,112	3,206
Currency translation differences	(214)	(374)
Available-for-sale financial assets	(14)	(247)
Derivative financial instruments	36	60
Actuarial gains and losses on pension plans and similar commitments	1,769	1,015
Revaluation effect related to step acquisitions	3	3

Total income and expense recognized directly in equity, net of tax (2)(3)	1,580	457

Total income and expense recognized in equity	5,692	3,663

Attributable to:
Minority interest	183	123
Shareholders of Siemens AG	5,509	3,540

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(31) and €(34) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €32 and €(29) in 2007 and 2006, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2007 and September 30, 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	6/30/07	9/30/06	6/30/07	9/30/06	6/30/07	9/30/06	6/30/07	9/30/06

ASSETS
Current assets
Cash and cash equivalents	5,254	10,214	3,757	9,072	1,431	1,109	66	33
Available-for-sale financial assets	526	596	354	416	143	160	29	20
Trade and other receivables	16,225	15,148	—	—	14,217	10,885	2,008	4,263
Other current financial assets	3,150	2,370	236	145	1,853	1,314	1,061	911
Intragroup receivables	—	—	(9,730)	(15,736)	9,686	15,680	44	56
Inventories	14,555	12,790	(3)	(2)	14,475	12,735	83	57
Income tax receivables	479	458	2	2	438	445	39	11
Other current assets	1,551	1,274	—	48	1,415	1,122	136	104
Assets classified as held for disposal	2,241	7,164	(4)	(21)	2,225	7,180	20	5

Total current assets	43,981	50,014	(5,388)	(6,076)	45,883	50,630	3,486	5,460

Goodwill	14,144	9,689	—	—	14,013	9,557	131	132
Other intangible assets	4,955	3,385	—	—	4,941	3,368	14	17
Property, plant and equipment	12,441	12,072	—	—	8,772	8,310	3,669	3,762
Investments accounted for using the equity method	7,282	2,956	—	—	7,043	2,738	239	218
Other financial assets	5,600	5,042	386	215	1,526	1,232	3,688	3,595
Intragroup receivables	—	—	(257)	(348)	257	348	—	—
Deferred tax assets	2,861	3,860	137	222	2,619	3,532	105	106
Other assets	725	713	1	194	690	507	34	12

Total assets	91,989	87,731	(5,121)	(5,793)	85,744	80,222	11,366	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	7,741	2,175	7,000	1,433	562	530	179	212
Trade payables	8,749	8,443	—	28	8,488	8,140	261	275
Other current financial liabilities	2,564	1,035	934	508	1,553	483	77	44
Intragroup liabilities	—	—	(20,027)	(16,406)	15,459	9,886	4,568	6,520
Current provisions	3,953	3,859	—	—	3,882	3,770	71	89
Income tax payables	1,467	1,487	14	2	1,404	1,468	49	17
Other current liabilities	17,470	16,485	165	227	17,093	15,974	212	284
Liabilities associated with assets classified as held for disposal	1,658	5,385	(2)	(16)	1,660	5,401	—	—

Total current liabilities	43,602	38,869	(11,916)	(14,224)	50,101	45,652	5,417	7,441

Long-term debt	11,062	13,122	9,978	11,946	650	744	434	432
Pension plans and similar commitments	2,394	5,083	—	—	2,392	5,081	2	2
Deferred tax liabilities	125	102	(420)	(397)	117	95	428	404
Provisions	1,866	1,858	—	—	1,757	1,761	109	97
Other financial liabilities	378	248	118	19	210	177	50	52
Other liabilities	2,472	2,174	9	41	2,386	2,054	77	79
Intragroup liabilities	—	—	(2,890)	(3,178)	2	434	2,888	2,744

Total liabilities	61,899	61,456	(5,121)	(5,793)	57,615	55,998	9,405	11,251

Equity
Common stock, no par value (1)	2,708	2,673
Additional paid-in capital	5,314	5,662
Retained earnings	21,523	17,082
Other components of equity	(68)	156
Treasury shares, at cost (2)	—	—

Total equity attributable to shareholders of Siemens AG	29,477	25,573

Minority interest	613	702

Total equity	30,090	26,275	—	—	28,129	24,224	1,961	2,051

Total liabilities and equity	91,989	87,731	(5,121)	(5,793)	85,744	80,222	11,366	13,302

(1)	Authorized: 1,126,217,871 and 1,116,087,241 shares, respectively.

Issued: 902,507,871 and 891,087,241 shares, respectively.

(2)	134 and 415 shares, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	4,112	3,206	95	(11)	3,693	2,989	324	228
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,740	2,308	—	—	2,428	1,983	312	325
Income taxes	990	666	39	(3)	818	609	133	60
Interest (income) expense, net	114	(135)	(238)	(326)	444	296	(92)	(105)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(2,007)	(122)	—	—	(1,884)	(15)	(123)	(107)
(Gains) on sales of investments, net (1)	(84)	(95)	—	—	(52)	(89)	(32)	(6)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	2	(486)	—	—	2	(486)	—	—
(Income) from investments (1)	(198)	(448)	—	—	(95)	(401)	(103)	(47)
Other non-cash (income) expenses	74	332	2	272	84	75	(12)	(15)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,487)	(2,927)	—	(1)	(1,460)	(2,896)	(27)	(30)
(Increase) decrease in trade and other receivables	(709)	(5)	2,347	419	(3,043)	(463)	(13)	39
(Increase) decrease in other current assets	(199)	(261)	(9)	(17)	(269)	(378)	79	134
Increase (decrease) in trade payables	61	(393)	(45)	2	122	(404)	(16)	9
Increase (decrease) in current provisions	(226)	(147)	—	(2)	(203)	(157)	(23)	12
Increase (decrease) in other current liabilities	2,103	1,579	354	238	1,724	1,313	25	28
Change in other assets and liabilities	(943)	(105)	(239)	70	(678)	(143)	(26)	(32)
Income taxes paid	(1,210)	(876)	(41)	(74)	(1,030)	(728)	(139)	(74)
Dividends received	266	288	—	—	194	267	72	21
Interest received	578	480	156	129	114	85	308	266

Net cash provided by operating activities — continuing and discontinued operations	3,977	2,859	2,421	696	909	1,457	647	706
Net cash provided by operating activities — continuing operations	5,573	3,410	2,421	711	2,505	1,993	647	706

Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,499)	(2,716)	—	—	(2,054)	(2,191)	(445)	(525)
Acquisitions, net of cash acquired	(7,349)	(638)	—	—	(7,349)	(635)	—	(3)
Purchases of investments (1)	(162)	(331)	—	—	(156)	(313)	(6)	(18)
Purchases of current available-for-sale financial assets	(34)	(77)	—	—	(17)	(70)	(17)	(7)
(Increase) decrease in receivables from financing activities	(553)	(394)	(2,382)	(413)	—	—	1,829	19
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	647	665	—	—	364	473	283	192
Proceeds from disposals of businesses	(262)	(87)	—	—	(262)	(87)	—	—
Proceeds from sales of current available-for-sale financial assets	35	2,113	—	—	28	2,113	7	—

Net cash provided by (used in) investing activities — continuing and discontinued operations	(10,177)	(1,465)	(2,382)	(413)	(9,446)	(710)	1,651	(342)
Net cash provided by (used in) investing activities — continuing operations	(9,448)	(1,624)	(2,382)	(413)	(8,717)	(869)	1,651	(342)

Cash flows from financing activities
Proceeds from issuance of common stock	798	—	—	—	798	—	—	—
Purchase of common stock	(101)	(389)	—	—	(101)	(389)	—	—
Proceeds from re-issuance of treasury stock	66	286	—	—	66	286	—	—
Proceeds from issuance of debt	—	833	—	833	—	—	—	—
Repayment of debt	(3,381)	(4)	(3,381)	(4)	—	—	—	—
Change in short-term debt	6,759	(1,118)	6,805	(550)	5	(422)	(51)	(146)
Interest paid	(881)	(361)	(745)	(226)	(94)	(86)	(42)	(49)
Dividends paid	(1,292)	(1,201)	—	—	(1,292)	(1,201)	—	—
Dividends paid to minority shareholders	(119)	(115)	—	—	(119)	(115)	—	—
Intragroup financing	—	—	(8,028)	(494)	10,201	675	(2,173)	(181)

Net cash provided by (used in) financing activities	1,849	(2,069)	(5,349)	(441)	9,464	(1,252)	(2,266)	(376)
Effect of exchange rates on cash and cash equivalents	3	(72)	(5)	(27)	7	(45)	1	—
Net increase (decrease) in cash and cash equivalents	(4,348)	(747)	(5,315)	(185)	934	(550)	33	(12)
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	5,866	7,374	3,757	6,418	2,043	921	66	35
Less: Cash and cash equivalents of discontinued operations at end of period	612	—	—	—	612	—	—	—

Cash and cash equivalents of continuing operations at end of period	5,254	7,374	3,757	6,418	1,431	921	66	35

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the nine months ended June 30, 2007 and 2006
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity

Balance at October 1, 2005	2,673	5,167	14,909	411	450	(89)	772	(1)	23,520	661	24,181

Income and expense recognized in equity	—	—	4,072	(345)	(247)	60	(532)	—	3,540	123	3,663
Dividends	—	—	(1,201)	—	—	—	—	—	(1,201)	(115)	(1,316)
Issuance of common stock and share-based payment	—	33	—	—	—	—	—	—	33	—	33
Purchase of common stock	—	—	—	—	—	—	—	(389)	(389)	—	(389)
Re-issuance of treasury stock	—	(55)	—	—	—	—	—	390	335	—	335
Other changes in equity	—	486	—	—	—	—	—	—	486	(11)	475

Balance at June 30, 2006	2,673	5,631	17,780	66	203	(29)	240	—	26,324	658	26,982

Balance at October 1, 2006	2,673	5,662	17,082	91	96	(31)	156	—	25,573	702	26,275

Income and expense recognized in equity	—	—	5,733	(246)	(14)	36	(224)	—	5,509	183	5,692
Dividends	—	—	(1,292)	—	—	—	—	—	(1,292)	(130)	(1,422)
Issuance of common stock and share-based payment	35	847	—	—	—	—	—	—	882	—	882
Purchase of common stock	—	—	—	—	—	—	—	(101)	(101)	—	(101)
Re-issuance of treasury stock	—	(7)	—	—	—	—	—	101	94	—	94
Other changes in equity*	—	(1,188)	—	—	—	—	—	—	(1,188)	(142)	(1,330)

Balance at June 30, 2007	2,708	5,314	21,523	(155)	82	5	(68)	—	29,477	613	30,090

*	For further information see also Note 14.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2007 and 2006 and as of September 30, 2006
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
	New		External		Intersegment		Total		Group		Net capital		Free				and property, plant		depreciation and
	orders		revenue		revenue		revenue		profit(1)		employed(2)		cash flow(3)				and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	6/30/07	9/30/06	2007		2006		2007	2006	2007	2006

Operations Groups
Siemens IT Solutions and Services (SIS) (5)	1,094	1,189	878	907	379	311	1,257	1,218	66	(92)	393	18	(64)		158		48	68	65	88
Automation and Drives (A&D)	4,270	3,590	3,484	2,879	401	380	3,885	3,259	507	404	7,375	3,837	520		380		114	101	99	75
Industrial Solutions and Services (I&S)	2,502	1,744	1,885	1,990	264	242	2,149	2,232	95	76	1,368	1,279	53		29		21	26	25	30
Siemens Building Technologies (SBT)	1,269	1,142	1,137	1,096	24	26	1,161	1,122	80	36	1,831	1,764	72		(48)		24	10	28	27
Power Generation (PG)	3,942	2,475	2,854	2,630	9	5	2,863	2,635	290	219	1,605	1,945	632		209		44	69	55	53
Power Transmission and Distribution (PTD)	2,392	2,075	1,792	1,597	130	121	1,922	1,718	152	102	2,050	1,701	20		33		31	35	32	28
Transportation Systems (TS)	658	1,550	1,002	971	4	15	1,006	986	24	17	(26)	111	(16)		(174)		12	30	14	14
Siemens VDO Automotive (SV)	2,719	2,600	2,727	2,600	4	4	2,731	2,604	214	155	5,175	3,767	(972)		65		106	109	108	102
Medical Solutions (Med)	2,517	2,088	2,424	1,825	7	12	2,431	1,837	307	234	8,631	4,975	372		206		109	77	113	58
Osram	1,124	1,089	1,109	1,069	15	20	1,124	1,089	116	111	2,068	1,976	108		98		68	69	62	65
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	(301)	49	5,051	1,008	76		63		—	—	—	—
Other Operations	670	1,066	576	829	105	124	681	953	(46)	(80)	194	201	(107)		(101)		42	46	27	39

Total Operations Groups	23,157	20,608	19,868	18,393	1,342	1,260	21,210	19,653	1,504	1,231	35,715	22,582	694		918		619	640	628	579

Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,243)	(1,151)	43	20	(1,299)	(1,193)	(1,256)	(1,173)	(421)	(31)	(3,014)	(6,584)	(984	)(7)	(420	)(7)	2	(9)	(5)	(6)
Other interest expense	—	—	—	—	—	—	—	—	(174)	(79)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	53,043	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	21,914	19,457	19,911	18,413	43	67	19,954	18,480	909	1,121	85,744	80,222	(290)		498		621	631	623	573

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	168	167	151	140	17	27	168	167	57	64	8,705	10,543	(25)		16		117	126	66	63
Siemens Real Estate (SRE)	416	419	114	136	302	283	416	419	69	(29)	3,242	3,221	(20)		(7)		45	72	37	47
Eliminations	(3)	(1)	—	—	(3)	(1)	(3)	(1)	—	—	(581)	(462)	59	(7)	68	(7)	—	—	—	—

Total Financing and Real Estate	581	585	265	276	316	309	581	585	126	35	11,366	13,302	14		77		162	198	103	110

Eliminations, reclassifications and Corporate Treasury	(348)	(386)	—	—	(359)	(376)	(359)	(376)	57	528	(5,121)	(5,793)	1,184	(7)	275	(7)	—	—	—	—

Siemens	22,147	19,656	20,176	18,689	—	—	20,176	18,689	1,092	1,684	91,989	87,731	908		850		783	829	726	683

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.

(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2007 and 2006 and as of September 30, 2006
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
	New		External		Intersegment		Total		Group		Net capital		Free				and property, plant		depreciation and
	orders		revenue		revenue		revenue		profit(1)		employed(2)		cash flow(3)				and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	6/30/07	9/30/06	2007		2006		2007	2006	2007	2006

Operations Groups
Siemens IT Solutions and Services (SIS) (5)	3,561	4,308	2,877	3,360	1,045	909	3,922	4,269	172	(501)	393	18	(193)		(650)		165	216	207	226
Automation and Drives (A&D)	12,443	10,792	9,765	8,361	1,221	1,071	10,986	9,432	1,483	1,148	7,375	3,837	1,048		788		328	277	243	216
Industrial Solutions and Services (I&S)	7,993	6,896	5,635	5,641	759	701	6,394	6,342	285	221	1,368	1,279	165		195		60	69	81	91
Siemens Building Technologies (SBT)	4,019	3,833	3,642	3,330	67	63	3,709	3,393	252	146	1,831	1,764	189		(44)		93	93	94	81
Power Generation (PG)	13,976	9,794	8,631	7,145	30	17	8,661	7,162	789	657	1,605	1,945	1,398		524		137	165	166	156
Power Transmission and Distribution (PTD)	8,014	6,345	5,033	4,335	373	335	5,406	4,670	425	261	2,050	1,701	124		51		111	100	79	87
Transportation Systems (TS)	2,591	5,430	3,214	2,993	26	54	3,240	3,047	129	53	(26)	111	238		64		32	90	41	38
Siemens VDO Automotive (SV)	7,811	7,660	7,827	7,656	9	11	7,836	7,667	529	489	5,175	3,767	(754)		221		288	369	326	308
Medical Solutions (Med)	7,272	6,340	6,965	5,834	38	34	7,003	5,868	943	737	8,631	4,975	862		577		321	217	318	182
Osram	3,487	3,453	3,441	3,394	46	59	3,487	3,453	364	370	2,068	1,976	228		312		208	209	185	195
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	(150)	150	5,051	1,008	76		63		—	—	—	—
Other Operations	2,243	3,106	1,914	2,549	307	379	2,221	2,928	(122)	(109)	194	201	(247)		(367)		110	141	85	100

Total Operations Groups	73,410	67,957	58,944	54,598	3,921	3,633	62,865	58,231	5,099	3,622	35,715	22,582	3,134		1,734		1,853	1,946	1,825	1,680

Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,901)	(3,779)	117	59	(3,757)	(3,480)	(3,640)	(3,421)	(1,273)	(50)	(3,014)	(6,584)	(2,499	)(7)	(1,668	)(7)	17	(19)	(15)	(10)
Other interest expense	—	—	—	—	—	—	—	—	(428)	(257)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	53,043	64,224	—		—		—	—	—	—
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	69,509	64,178	59,061	54,657	164	153	59,225	54,810	3,398	3,315	85,744	80,222	635		66		1,870	1,927	1,810	1,670

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	523	476	458	410	64	66	522	476	277	186	8,705	10,543	55		40		316	323	193	176
Siemens Real Estate (SRE)	1,251	1,259	351	422	900	837	1,251	1,259	180	102	3,242	3,221	(12)		(65)		129	202	114	139
Eliminations	(10)	(7)	—	—	(10)	(7)	(10)	(7)	—	—	(581)	(462)	159	(7)	206	(7)	—	—	—	—

Total Financing and Real Estate	1,764	1,728	809	832	954	896	1,763	1,728	457	288	11,366	13,302	202		181		445	525	307	315

Eliminations, reclassifications and Corporate Treasury	(1,075)	(1,054)	—	—	(1,118)	(1,049)	(1,118)	(1,049)	134	(14)	(5,121)	(5,793)	2,421	(7)	711	(7)	—	—	—	--

Siemens	70,198	64,852	59,870	55,489	—	—	59,870	55,489	3,989	3,589	91,989	87,731	3,258		958		2,315	2,452	2,117	1,985

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.

(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). In addition to its primary financial reporting for fiscal 2006 under United States Generally Accepted Accounting Principles (U.S. GAAP), in December 2006 the Company also published its first IFRS Consolidated Financial Statements (IFRS Consolidated Financial Statements as of September 30, 2006). These IFRS Consolidated Financial Statements were presented as supplemental information and serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007.
     Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.
     Interim financial statements—The accompanying Consolidated Balance Sheet as of June 30, 2007, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three months and nine months ended June 30, 2007 and 2006, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2007 and 2006 and the Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim financial statements have been prepared in compliance with International Accounting Standard (IAS) 34, Interim financial reporting, and should be read in connection with the IFRS Consolidated Financial Statements prepared for fiscal 2006 as indicated above. The interim financial statements are based on the accounting principles and practices applied in the preparation of the IFRS financial statements for fiscal 2006 except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months and nine months ended June 30, 2007 are not necessarily indicative of future results.
     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under IFRS. See also Note 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.
     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
     Segment information— In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8, Operating Segments. IFRS 8 replaces IAS 14, Segment Reporting, and aligns segment reporting with the requirements of Statement of Financial Accounting Standards (SFAS) 131, Disclosures about Segments of an Enterprise and Related Information, except for some minor differences.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.
     IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007. See Note 15 for further information on segment information.
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
     On January 2, 2007, Siemens completed the acquisition of the diagnostics division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, will be integrated into Med together with the recently acquired Diagnostic Products Corporation (DPC). The Bayer diagnostics division will enable Siemens to expand its position in the growing molecular diagnostics market. The estimated purchase price, payable in cash, amounts to €4.5 billion (including €185 cash acquired). The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €792 was allocated to intangible assets subject to amortization and approximately €2,533 was recorded as goodwill.
     On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS, which was consolidated as of May 2007, will be integrated into A&D. The acquisition will enable Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The estimated purchase price, including the assumption of debt, amounts to €2.7 billion (including €75 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €960 was allocated to intangible assets subject to amortization and approximately €1,964 was recorded as goodwill.
     b) Dispositions
     At the beginning of October 2006, the Company sold Siemens Dispolok GmbH Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in Other operating income.
     In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into Nokia Siemens Networks BV, the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. The transaction resulted in a preliminary pre-tax non-cash gain of €1,702 which is included in discontinued operations.
     Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007 reports its equity interest in NSN in Investments accounted for using the equity method and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net (see Note 15 for further information).
     c) Discontinued Operations
     The historical results of the former operating segment Communications (Com), with the exception of certain business activities which are now part of Other Operations and A&D (see Note 15 for further information), are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business which has meanwhile been sold, and the carrier-related operations which were contributed to NSN in April 2007. The Company is actively pursuing its plan to dispose of the enterprise networks business and expects to finalize the disposal within the next twelve months.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The assets and liabilities of the enterprise networks business were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell for all periods presented. The net result of discontinued operations for the three and nine months ended June 30, 2007, includes losses from the measurement of the enterprise networks business to fair value less costs to sell of €(355) and €(503), respectively. As of September 30, 2006, the assets and liabilities classified as held for disposal also included amounts relating to the carrier-related operations.
     The carrying amounts of the major classes of assets and liabilities classified as held for disposal and relating to discontinued operations were as follows:

	June 30,	September 30,
	2007	2006
Cash and cash equivalents*	612	—
Trade and other receivables	534	2,706
Inventories	309	2,135
Goodwill	—	369
Property, plant and equipment	35	645
Other non-current financial assets	264	432
Other assets	257	877

Assets classified as held for disposal	2,011	7,164

Trade payables	368	2,077
Current provisions	72	576
Pension plans and similar commitments	164	381
Deferred tax liabilities	289	150
Other liabilities	650	2,201

Liabilities associated with assets classified as held for disposal	1,543	5,385

*	As of June 30, 2007, this caption also includes a portion still related to the carrier-related operations.
     The consolidated balance sheet includes €230 of assets and €115 of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.
     The net results of discontinued operations presented in the Consolidated Statements of Income consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Revenue	789	2,942	6,704	9,752
Costs and expenses	(928)	(2,964)	(6,791)	(9,469)
Loss on measurement to fair value less costs to sell*	(355)	—	(503)	—
Gain related to the contribution of the carrier-related operations to NSN	1,702	—	1,702	—

Income (loss) from discontinued operations before income taxes	1,208	(22)	1,112	283

Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	183	25	216	78
Income taxes corresponding to the gain related to the contribution of the carrier-related operations to NSN	(42)	—	(42)	—

Income from discontinued operations, net of income taxes	1,349	3	1,286	361

*	Relates to the enterprise networks business
     In the nine months ended June 30, 2006, the Company’s former operating Group, Com, sold its remaining interest in Juniper Networks, Inc. representing 22.8 million shares for net proceeds of €465. The transaction resulted in a non-taxable gain of €356, which is reported in Income from discontinued operations, net of income taxes.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The income tax benefit from ordinary activities for the periods presented related to discontinued operations includes deferred tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.
     Within Net cash provided by (used in) financing activities dividends paid to minority shareholders include €27 and €31 respectively, relating to discontinued operations for the nine months ended June 30, 2007 and 2006. The respective amounts relating to discontinued operations for the three months ended June 30, 2007 and 2006 are € —.
3. Other operating income

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Gains on sales of property, plant and equipment and intangibles	67	20	148	135
Gains on disposals of businesses	76	3	221	40
Other	54	85	168	327

	197	108	537	502

     Gains on disposals of businesses for the nine months ended June 30, 2007 includes the gain on the sale of Siemens Dispolok GmbH (see Note 2 for further information).
     Other for the nine months ended June 30, 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.
4. Other operating expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Impairment of goodwill	(8)	—	(60)	—
Losses on sales of property, plant and equipment and intangibles	(19)	(7)	(61)	(14)
Losses on disposals of businesses	(4)	(27)	(14)	(41)
Other	(187)	(60)	(745)	(108)

	(218)	(94)	(880)	(163)

     Impairment of goodwill in the nine months ended June 30, 2007 includes €(52) related to a cash-generating unit made up principally of regional payphone activities included in Other Operations (see also Note 7).
     Other for the three and nine months ended June 30, 2007 also includes expenses related to legal and regulatory matters. Included in €(745) for the nine months ended June 30, 2007 is a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 12 and 15 for further information). The fine is not deductible for income tax purposes. Other for the nine months ended June 30, 2007 also includes €(81) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.
5. Financial income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Interest income (expense), net	(70)	36	(139)	133
Income from pension plans and similar commitments, net	46	56	139	163
Income from available-for-sale financial assets, net	45	20	98	136
Other financial income (expense), net	(80)	491	(148)	(128)

	(59)	603	(50)	304

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The total amounts of interest income and expense were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Interest income	193	174	592	521
Interest expense	(263)	(138)	(731)	(388)

Interest income (expense), net	(70)	36	(139)	133

Thereof: Interest expense of Operations, net	(4)	(22)	(41)	(41)
Thereof: Other interest income (expense), net	(66)	58	(98)	174
     Interest expense of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     The components of Income from pension plans and similar commitments, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Expected return on plan assets	367	344	1,108	1,035
Interest cost	(321)	(288)	(969)	(872)

Income from pension plans and similar commitments, net	46	56	139	163

     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
     The components of Income from available-for-sale financial assets, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2006	2007	2006
Dividends received	25	13	95	32
Impairment	(25)	(25)	(47)	(43)
Gains on sales, net	12	39	56	162
Other	33	(7)	(6)	(15)

Income from available-for-sale financial assets, net	45	20	98	136

     Gains on sales, net for the nine months ended June, 2006 includes gains of €15 and €33, respectively, on the sales of the Company’s remaining interests in Epcos AG and Infineon Technologies AG and a pre-tax gain of €84 related to the sale of the Company’s interest in SMS Demag AG.
     In the three and nine months ended June 30, 2006, a result of €429 and €(143), respectively, from the mark to market valuation of the conversion right of the convertible notes was included in Other financial expense, net. See IFRS Consolidated Financial Statements as of September 30, 2006 for further information.
6. Inventories

	June 30,	September 30,
	2007	2006
Raw materials and supplies	2,826	2,609
Work in process	3,309	2,975
Costs and earnings in excess of billings on uncompleted contracts	7,670	7,085
Finished goods and products held for resale	2,943	2,544
Advances to suppliers	829	667

	17,577	15,880
Advance payments received	(3,022)	(3,090)

	14,555	12,790

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
7. Goodwill

	June 30,	September 30,
	2007	2006
Operations
Siemens IT Solutions and Services (SIS)	133	127
Automation and Drives (A&D)	2,998	1,007
Industrial Solutions and Services (I&S)	1,090	1,096
Siemens Building Technologies (SBT)	569	559
Power Generation (PG)	1,597	1,415
Power Transmission and Distribution (PTD)	612	614
Transportation Systems (TS)	182	173
Siemens VDO Automotive (SV)	1,517	1,530
Medical Solutions (Med)	5,133	2,793
Osram	82	86
Other Operations	100	159
Financing and Real Estate
Siemens Financial Services (SFS)	131	130
Siemens Real Estate (SRE)	—	—

Siemens	14,144	9,689

     The net increase in goodwill of €4,455 in the nine months ended June 30, 2007 results from €4,822 related to acquisitions and purchase accounting adjustments, offset by €(269) primarily for U.S.$. currency translation adjustments, €(60) impairment relating to Other Operations (see also Note 4) and dispositions of €(38). Acquisitions and purchase accounting adjustments related primarily to Med’s acquisition of the diagnostics division of Bayer and A&D’s acquisition of UGS (see Note 2 for further information) as well as to a PG acquisition.
8. Other intangible assets

	June 30,	September 30,
	2007	2006
Software and other internally generated intangible assets	2,367	2,318
Less: accumulated amortization	(1,379)	(1,320)

Software and other internally generated intangible assets, net	988	998

Patents, licenses and similar rights	6,007	4,075
Less: accumulated amortization	(2,040)	(1,688)

Patents, licenses and similar rights, net	3,967	2,387

Other intangible assets	4,955	3,385

     Amortization expense reported in Income (loss) from continuing operations before income taxes amounted to €194 and €165, respectively, for the three months ended June 30, 2007 and 2006, and €534 and €448 for the nine months ended June 30, 2007 and 2006, respectively.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	June 30, 2007			June 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	166	85	81	190	105	85
Interest cost	303	177	126	282	169	113
Expected return on plan assets	(372)	(232)	(140)	(359)	(238)	(121)
Amortization of past service cost (benefit)	(2)	—	(2)	(6)	(6)	—

Net periodic benefit cost	95	30	65	107	30	77

Germany	30			30
U.S.	35			38
U.K.	27			34
Other	3			5

	Nine months ended			Nine months ended
	June 30, 2007			June 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	522	272	250	573	317	256
Interest cost	927	544	383	842	507	335
Expected return on plan assets	(1,138)	(712)	(426)	(1,076)	(714)	(362)
Amortization of past service cost (benefit)	(4)	—	(4)	(16)	(18)	2
Loss due to settlements and curtailments	—	—	—	2	—	2

Net periodic benefit cost	307	104	203	325	92	233

Germany	104			92
U.S.	105			120
U.K.	80			95
Other	18			18
     Net periodic benefit cost in the tables above includes amounts related to discontinued operations. During the nine months ended June 30, 2007 and 2006, net periodic benefit cost related to discontinued operations amounted to €45 and €47, respectively. Net periodic benefit cost related to discontinued operations during the three months ended June 30, 2007 and 2006 amounted to €9 and €17, respectively.
10. Shareholders’ equity
     Capital increases
     In the nine months ended June 30, 2007, 1,290,000 shares from Authorized Capital 2006 were issued to employees with respect to our employee share purchase program (see also Treasury Stock below and Note 13 for additional information on the employee share purchase program). As a result, common stock increased by approximately €4. In addition, in the nine months ended June 30, 2007, common stock increased by approximately €31 through the issuance of 10,130,630 shares from the conditional capital to service primarily the stock option plans.
     Treasury Stock
     At the Annual Shareholders’ Meeting on January 25, 2007, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders’ Meeting until July 24, 2008.
     In the nine months ended June 30, 2007, Siemens repurchased a total of 1,306,227 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. During the nine months ended June 30, 2007, a total of 1,306,508 shares of Treasury Stock were sold. Thereof, 1,294,159 shares were issued to employees under the compensatory employee share purchase program (see Note 13 for additional information) and 12,349 shares of Treasury Stock were settled primarily to former Siemens Nixdorf Informationssysteme AG stockholders.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Miscellaneous
     According to the resolution of the Annual Shareholders’ Meeting on January 25, 2007, Siemens AG management distributed €1,292 (€1.45 per share) of the fiscal 2006 earnings of Siemens AG as an ordinary dividend to its shareholders. The dividend was paid on January 26, 2007.
11. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2007	2006
Guarantees:
Credit guarantees	723	666
Guarantees of third-party performance	2,006	1,125
Herkules obligations	4,200	—
Other guarantees	2,024	528

	8,953	2,319

     The Federal Republic of Germany has commissioned a consortium consisting of SIS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SIS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.
     The increase in Guarantees of third-party performance and Other guarantees as of June 30, 2007, is due primarily to the contribution of the carrier-related operations into NSN at the beginning of April 2007. As of June 30, 2007, Other guarantees therefore includes the amounts related to the indemnification provisions related to the contribution of the carrier-related operations into NSN (see Note 2 for further information).
12. Legal proceedings
     As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of Siemens AG and its consolidated subsidiaries (Siemens or the Company) on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens.
     On March 26, 2007, the Munich public prosecutors conducted further searches of the Company’s premises and of private residences in Munich and executed additional arrest warrants for a current and a former employee of Com. The individuals were later released and the current employee has since been suspended. On May 6, 2007, arrest warrants were executed for the CEO and CFO of Siemens Nigeria, who were later released. The Munich public prosecutors’ investigation as well as related investigations in Switzerland, Italy, Greece and other countries are ongoing. The Company has learned that Liechtenstein prosecutors have transferred the previously reported investigation to Swiss and Munich prosecutors.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The Company is also aware of several other investigations by authorities in several jurisdictions relating to allegations that certain former and current employees of Com and other Groups as well as certain regional companies made improper payments.
     As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation.
     As previously reported, the SEC is also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. This matter is also a subject of the investigation of the DOJ.
     As previously reported, the Company has engaged Debevoise & Plimpton LLP (Debevoise), an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise’s investigation of allegations of corruption at Com is ongoing. The scope of the independent investigation also includes an investigation of potential anti-corruption violations at the Company’s other Groups and at regional Siemens subsidiaries, which was launched during the third quarter of fiscal 2007.
     As previously reported, on February 2, 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.
     As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.
     In addition to the independent investigation being conducted by Debevoise, the Company has also continued to conduct its own analysis of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within Com a number of Business Consultant Agreements (BCAs) have been identified. We have identified a multitude of payments made in connection with these contracts for which we have not yet been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, our investigation determined that certain of these payments were nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements for fiscal 2006 to reflect the correct tax treatment of these expenses. See Note 36 to the IFRS Consolidated Financial Statements as of September 30, 2006 for a further discussion. The Company has already reported this issue to the German tax authorities.
     The current status of the Company’s analysis is as follows:
•	During the third quarter of fiscal 2007, the Company continued to analyze payments under the BCAs identified at year-end of fiscal 2006 and payments under BCAs subsequently identified at Com. The Company is in the process of completing a Company-wide collection of BCAs, and is currently also conducting an analysis of BCAs and related payments at five other Groups (PG, PTD, TS, Med and I&S). The Company has recently commenced the analysis of BCAs and related payments at the remaining Groups and in selected regional companies. As a result, the Company has identified a significant increase in the total amount of BCA payments under review. The Company is currently analyzing the deductibility for tax purposes of these payments.

•	During the third quarter of fiscal 2007, the Company continued its analysis of cash and check payments at Com which may relate to BCAs, and which may also raise concerns under the FCPA

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
and anti-corruption legislation in Germany and other countries. In the third quarter of fiscal 2007, the Company also commenced internal inquiries regarding similar cash payments at other Groups. As a result of these inquiries, which are ongoing, the Company has to date identified payments which do not relate to COM and for which limited documentation is available, including a significant volume of payments made through a bank account in Liechtenstein. The Company is currently analyzing the deductibility for tax purposes of these payments.
•	As a result of the investigations and through cooperation with the public prosecutors, the Company has become aware of additional bank accounts and cash funds at various locations that were not recorded in the Company’s balance sheet. The Company is currently investigating the origin and ownership of the assets contained in these bank accounts and cash funds.
     Due to the ongoing status of the Company’s own analyses described above and the investigations, including the extension of the independent investigation to the other Groups, substantial uncertainties remain. The financial statements as of June 30, 2007 do not reflect any substantial change in tax assets and liabilities with respect to the BCAs and other payments under review. However, the total volume of additional BCA and cash payments that raises potential issues of tax deductibility and that is currently under review by the Company is significantly in excess of the amount of BCA payments under review at year-end of fiscal 2006. Depending on the results of the analyses and investigations, the Company anticipates that changes in tax assets and liabilities, including the recording of additional tax charges in respect of current and prior periods beyond those reflected in our financial statements for fiscal 2006, may be necessary. Such charges, as well as the further results from the ongoing analyses and investigations, could be material both quantitatively and qualitatively for our financial statements.
     Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities may also be negatively affected, particularly due to imposed penalties, compensatory damages or the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
     As previously reported, public prosecutors have been conducting an investigation against certain employees of the Company regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia. On August 8 and 9, 2007, the public prosecutor in Wuppertal conducted searches of the Company’s premises in Erlangen, Offenbach and Karlsruhe of the Power Generation business Group in relation to this investigation.
     As previously reported, on February 14, 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of breach of fiduciary duties (Untreue) against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received appropriate services in return. The former head of AUB was arrested in February 2007. On March 27, 2007, a second search was conducted at the Company’s premises in Munich and an arrest warrant was issued for a member of the Company’s Corporate Executive Committee, in connection with this investigation, who was taken into custody. In addition to the member of the Corporate Executive Committee, other current and former members of the Company’s senior management were named as suspects in this matter. On April 4, 2007, the member of the Corporate Executive Committee posted bail in the amount of €5.0 and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5.0, €4.5 of which was guaranteed by the Company pursuant to provisions of German law. The member of the Corporate Executive Committee has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and AUB has also been included within the scope of the investigation being conducted by Debevoise. On April 2, 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As previously reported, Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the patteggiamento by the charged employees and Siemens AG (plea bargaining procedure without the admission of guilt or responsibility) entered into force on November 11, 2006. In March 2006, prosecutors in Germany brought charges against two other former employees not covered by the patteggiamento. The Regional Court of Darmstadt has sentenced one former employee to two years in prison suspended on probation on counts of commercial bribery and violation of the company’s trust. Another former employee, whose employment with Siemens had ended a few years before the events that formed the basis for the bribery, was sentenced to nine months in prison suspended on probation on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has appealed the decision with respect to the calculation of the disgorgement amount only.
     As previously reported, in April 2007, Siemens and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007 to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-isolated switchgear between 1988 and 2004. Gas-isolated switchgear is electrical equipment used as a major component for turnkey power substations. As previously reported, the fine imposed on Siemens amounted to €396.6. The fine imposed on VA Tech, which Siemens acquired in July 2005, amounted to €22.1. Furthermore, VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. More recently, the New Zealand, South African and Slovak competition authorities informed Siemens about investigations regarding possible antitrust violations in their respective local markets for high-voltage gas-isolated switchgear.
     As previously reported, on December 12, 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.
     As previously reported, on February 8, 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the Indictment. Under the agreement, SMS has plead guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a competitive bid to provide radiology equipment to Cook County Hospital in 2000. In addition, SMS agreed to pay a fine of U.S.$1 and restitution of approximately U.S.$1.5.
     As previously reported, in February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. We are cooperating with the ongoing investigation of the European Commission. The European Commission has not announced a schedule for the completion of the investigation.
     As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. We are cooperating with the ongoing investigation of the Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.
     As previously reported, on February 8, 2007, the French Competition Authority (Direction Generale de la Concurrence) searched the offices of at least three producers of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, in connection with an investigation into possible anti-trust violations. Siemens Transportation Systems S.A.S. is cooperating with the French Competition Authority in the ongoing investigation.
     As previously reported, in April 2007, the Polish Competition Authority launched an investigation against Siemens Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. We are cooperating with the ongoing investigation of the Authority.
     As previously reported, we requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voter registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately U.S.$500. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina shall indemnify Siemens against any claims of subcontractors in relation to the Project (amounting to approximately U.S.$44) and, furthermore, that Argentina shall pay to Siemens the full amount of the contract performance bond (U.S.$20) in the event this bond would not have been returned within the time period set by the tribunal (which period elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee will probably be appointed to consider Argentina’s application.
     Information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.
     Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.
13. Share-based payment
     Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations in the three months ended June 30, 2007 and 2006 amounted to €59 and €2, respectively, and €95 and €50 for the nine months ended June 30, 2007 and 2006, respectively. This refers primarily to equity-settled awards, including the Company’s employee share purchase program.
     For a description of the Siemens share-based payment plans, see IFRS Consolidated Financial Statements as of September 30, 2006.
     Stock Option Plans
     The Supervisory as well as the Managing Board decided not to grant any stock options in fiscal 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.
     Details on option activity and weighted average exercise prices for the nine months ended June 30, 2007 are as follows:

	Nine months ended June 30, 2007
			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	intrinsic value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of the period	26,729,148	€74.67
Options exercised	(10,123,509)	€68.51
Options forfeited	(6,585,236)	€86.08

Outstanding, end of period	10,020,403	€73.39	1.9	332
Exercisable, end of period	7,149,503	€72.91	1.3	241

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Stock awards
     In the nine months ended June 30, 2007, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the nine months ended June 30, 2007 are as follows:

		Weighted Average
		Grant-Date
	Awards	Fair Value
Nonvested, beginning of the period	2,154,871	€56.44
Granted	1,232,893	€67.70
Vested	—	€—
Forfeited	(87,639)	€59.27
Nonvested, end of period	3,300,125	€60.57
Exercisable, end of period	—	€—
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the nine months ended June 30, 2007 and 2006, amounted to €83 and €62, respectively.
     As of June 30, 2007, unrecognized compensation costs related to stock awards amount to €112, which is expected to be recognized over a weighted average vesting period of 2.8 years.
     Employee share purchase program
     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the nine months ended June 30, 2007 and 2006, the Company incurred compensation expense before tax of €27 and €38, based on a preferential employee share price of €51.20 and €46.12, respectively, and a grant-date fair value of €20.79 and €21.19, respectively, per share.
14. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
(shares in thousands)	2007	2006	2007	2006
Income from continuing operations	716	1,341	2,826	2,845
Less: Portion attributable to minority interest	(39)	(52)	(135)	(135)

Income from continuing operations attributable to shareholders of Siemens AG	677	1,289	2,691	2,710
Plus: Effect of assumed conversion, net of tax	16	(248)	44	129

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	693	1,041	2,735	2,839

Weighted average shares outstanding—basic	898,635	891,084	894,624	890,771
Effect of dilutive convertible debt securities and share-based payment	39,307	46,505	45,166	46,846

Weighted average shares outstanding—diluted	937,942	937,589	939,790	937,617
Basic earnings per share (from continuing operations)	0.75	1.45	3.01	3.04
Diluted earnings per share (from continuing operations)	0.74	1.11	2.91	3.03
     In the third quarter of fiscal 2007, the Company bought back a nominal amount of €1.4 billion of its approximately €2.5 billion outstanding convertible notes. The convertible notes have a 1.375% coupon and were convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The remaining nominal amount of approximately €1.1 billion as of June 30, 2007 is convertible into approximately 19.4 million Siemens shares. The transaction described above also resulted in a reduction of additional paid-in capital of €(1,188). For additional information on the convertible notes, see also Note 16.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
15. Segment information
     During fiscal 2007, the Company has thirteen reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.
     Due to the increased importance of the Company’s strategic investments accounted for under the equity method, in particular the creation of NSN (see Note 2 for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. In addition to the investments in Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), the Siemens investment in NSN is also reported in SEI beginning in the third quarter of fiscal 2007. The investments in FSC and BSH were included within Other Operations until September 30, 2006. Prior-year information was reclassified for comparability purposes for these two investments. For the three and nine months ended June 30, 2007, SEI includes €(371) related to the investment in NSN.
     Within the Operations component, Siemens has ten Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas related to Siemens’ origins in the electrical business. Also included in Operations is SEI, as well as operating activities not associated with a Group, the latter of which are reported under Other Operations. Reconciling items are discussed in Reconciliation to financial statements below.
     A new Group called Siemens IT Solutions and Services (SIS) was created effective April 1, 2007. SIS consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology activities. Prior-year information was reclassified for comparability purposes.
     As discussed in Note 2, the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of June 30, 2007. Beginning October 1, 2006, A&D assumed responsibility for Com’s Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to Other Operations in the third quarter of fiscal 2006, the historical results of Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.
     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Operations
     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.
     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations.
     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.
     The Managing Board utilizes net capital employed to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.
     Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale in April 2006 (see IFRS Consolidated Financial Statements as of September 30, 2006 for further information). The Dematic business was included in Other Operations before a significant portion of it was sold (see IFRS Consolidated Financial Statements as of September 30, 2006 for further information).
     Reconciliation to financial statements
     Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.
     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.
     In the nine months ended June 30, 2007, Corporate items, pensions and eliminations in the column Group profit includes €(1,251) related to corporate items, as well as €16 and €(38) related to pensions and eliminations, respectively. Included in €(1,251) above is the €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 4 and 12). In the nine months ended June 30, 2006, Corporate items, pensions and eliminations in the column Group profit includes €(91) related to corporate items, as well as €55 and €(14) related to pensions and eliminations, respectively.
     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	June 30,	September 30,
	2007	2006
Total assets of Operations	85,744	80,222
Asset-based adjustments:
Intragroup financing receivables and investments	(9,942)	(16,028)
Tax-related assets	(3,065)	(3,989)
Liability-based adjustments:
Pension plans and similar commitments	(2,392)	(5,081)
Liabilities and provisions	(36,643)	(37,133)
Assets classified as held for disposal and associated liabilities	(1,001)	(1,993)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(53,043)	(64,224)

Net capital employed of Corporate items, pensions and eliminations	3,014	6,584

Net capital employed of Operations Groups	35,715	22,582

     Beginning in the third quarter of fiscal 2007, Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangibles. These replace Net cash from operating and investing activities and Capital spending, which were reported until March 31, 2007. Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. At the same time, beginning in the third quarter of fiscal 2007, Amortization, depreciation and impairments presented in Segment information includes amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.
     The following table reconciles Free cash flow of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information to the corresponding consolidated amount for the Company and to net cash provided by operating activities as presented in the Siemens Consolidated Statements of Cash Flow. In addition, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information are reconciled to Siemens Consolidated Statements of Cash Flow.

			Additions to intangible
			assets and property,		Net cash provided by		Amortization,
	Free cash flow		plant and equipment		operating activities		depreciation and
	(I)		(II)		(I) + (II)		impairments
	Nine months ended June 30,
	2007	2006	2007	2006	2007	2006	2007	2006
Operations
Continuing, according to Segment information	635	66	1,870	1,927	2,505	1,993	1,810	1,670
Impairment and write-downs*							93	35
Discontinued operations	(1,780)	(800)	184	264	(1,596)	(536)	525	278

Total (1) (Consolidated Statements of Cash Flow)	(1,145)	(734)	2,054	2,191	909	1,457	2,428	1,983

Financing and Real Estate
Continuing, according to Segment information	202	181	445	525	647	706	307	315
Impairment and write-downs*							5	10
Total (2) (Consolidated Statements of Cash Flow)	202	181	445	525	647	706	312	325

Eliminations, reclassifications and Corporate Treasury
Continuing, according to Segment information	2,421	711	—	—	2,421	711	—	—
Discontinued operations	—	(15)	—	—	—	(15)	—	—

Total (3) (Consolidated Statements of Cash Flow)	2,421	696	—	—	2,421	696	—	—

Siemens – Total (1)+(2)+(3)
Continuing, according to Segment information	3,258	958	2,315	2,452	5,573	3,410	2,117	1,985
Impairment and write-downs*							98	45
Discontinued operations	(1,780)	(815)	184	264	(1,596)	(551)	525	278

Siemens Consolidated Statements of Cash Flow (excluding Free cash flow)	1,478	143	2,499	2,716	3,977	2,859	2,740	2,308

*	Goodwill impairment and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method – continuing operations.
Financing and Real Estate
     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.
16. Subsequent events
     On July 6, 2007, the German Bundesrat passed the German Corporate Tax Reform Act 2008, which will become effective January 1, 2008. The Company is currently evaluating the impact that the new regulations will have on the Consolidated Financial Statements, including deferred tax assets.
     On July 16, 2007, Siemens gave notice of irrevocable early redemption of the remaining amount of its outstanding convertible notes. Redemption was set for August 17, 2007, to be conducted through Siemens’ wholly owned Dutch subsidiary, Siemens BV (see also Note 14 for further information).
     On July 25, 2007, Siemens signed an agreement with Continental AG, Hanover, Germany, to sell its entire SV activities for a purchase price of approximately €11.4 billion. The closing of the transaction is subject to receipt of regulatory approvals and other customary closing conditions and is expected in the current calendar year. From now on the assets and liabilities of SV will be presented as held for disposal until the sale is completed and the historical results of SV will be reported as discontinued operations in the Consolidated Statements of Income for all periods presented.
     The carrying amounts of the major classes of assets and liabilities of SV as of June 30, 2007 were as follows:

June 30,
2007
Trade and other receivables	1,998
Inventories	961
Goodwill	1,517
Property, plant and equipment	1,897
Other assets	1,378

Total assets	7,751

Trade payables	1,363
Current provisions	302
Other liabilities	1,233

Total liabilities	2,898

     On July 25, 2007, Siemens also signed an agreement with Dade Behring Holdings, Inc. (Dade Behring), USA, to acquire all issued and outstanding shares of common stock of Dade Behring by submitting a cash tender offer of U.S.$77 per share. Dade Behring is a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$7 billion (approximately €5 billion). Closing is expected in the second quarter of fiscal 2008. Completion of the acquisition is subject to regulatory approvals and other customary closing conditions.

Quarterly summary (in € unless otherwise indicated)

	Fiscal year 2007			Fiscal year 2006
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)	20,176	20,626	19,068	20,764	18,689	18,824	17,976
Income from continuing operations (in millions of €)	716	1,396	714	262	1,341	897	607
Net income (in millions of €)	2,065	1,259	788	129	1,344	923	939
Free cash flow (in millions of €)(1) (2)	908	2,751	(401)	1,025	850	408	(300)

Key capital market data
Basic earnings per share(1)	0.75	1.50	0.75	0.23	1.45	0.95	0.64
Diluted earnings per share(1)	0.74	1.44	0.73	0.23	1.11	0.95	0.64

Siemens stock price (3)
High	107.38	85.50	76.27	68.80	79.77	79.25	73.78
Low	79.93	75.32	66.91	61.90	61.37	70.00	60.08
Period-end	106.57	80.02	75.14	68.80	68.03	77.04	72.40
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	17.42	3.55	– 0.65	– 4.52	– 6.90	– 2.08	5.61
Compared to Dow Jones STOXX index	26.60	5.43	1.91	– 5.79	– 8.78	– 0.15	8.28

Number of shares issued (in millions)	903	896	892	891	891	891	891

Market capitalization (in millions of €)(4)	96,180	71,715	66,997	61,307	60,620	68,649	64,435
Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(1)	Based on shares outstanding.

Supervisory Board and Managing Board changes
Supervisory Board changes
     Prof. Dr. Heinrich v. Pierer, former Chairman of the Supervisory Board of Siemens AG, vacated his position at the beginning of the Supervisory Board meeting on April 25, 2007. In his place, Dr. Gerhard Cromme was elected as Chairman for the remainder of the current period of office, which expires at the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008. Prof. Dr. Michael Mirow, elected substitute member of the Supervisory Board, took Prof. Dr. v. Pierer’s place.
Managing Board changes
     Effective June 1, 2007, Dr. Heinrich Hiesinger was appointed a full member of the Managing Board and elected to the Corporate Executive Committee. In addition, he was appointed to succeed Dr. Jürgen Radomski as Labor Director (pursuant to § 33 of the German Codetermination Act), effective January 1, 2008.
     As of June 30, 2007, Dr. Klaus Kleinfeld, former President and CEO of Siemens AG, stepped down as President and CEO. Peter Löscher was appointed a full member of the Managing Board and President and CEO of Siemens AG, effective July 1, 2007. In this capacity, he is also a member of the Corporate Executive Committee.

Siemens financial calendar*

Preliminary figures for fiscal year/Press conference	Nov. 8, 2007
Analyst conference	Nov. 9, 2007
Annual Shareholders’ Meeting for fiscal 2007	Jan. 24, 2008

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet                 www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2007 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 10, 2007	/s/ Dr. Ralf P. Thomas Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller

/s/ Dr. Klaus Patzak Name: Dr. Klaus Patzak
Title: Corporate Vice President
Financial Reporting and Controlling